04031869

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission file number 333-83166

JUN - 4

RE.
6-1-04

For the month of June 2004

GROHE Aktiengesellschaft
Hauptstrasse 137, 58675 Hemer, Germany

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F☒ Form 40-F☐

PROCESSED
JUN 07 2004
THOMSON FINANCIAL

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☒ No ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐ No☒

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROHE Aktiengesellschaft
(Registrant)

04 June 2004

By: ____________________
Name: Michael Grimm
Title: Chief Financial Officer

04 June 2004

By: ____________________
Name: Heiner Henke
Title: Principal Accounting Officer

FORWARD-LOOKING STATEMENTS

Some of the information in this report may contain forward-looking statements that reflect the current views of our management with respect to future events. You can identify such forward looking statements by, among other things, words such as “may”, “will”, “expect”, “anticipate”, “believe”, “future”, “aim”, “continue”, “help”, “estimate”, “plan”, “intend”, “should”, “shall” or the negative or other variations of them as well as other statements regarding matters that are not historical fact. We have based these forward-looking statements on management’s current view with respect to future events and financial performance. These views reflect the best judgment of our executives but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that any estimates and the projections reflected in the forward-looking statements are reasonable, such estimates and projections may prove to be incorrect, and our actual results may differ from those described in our forward-looking statements. For information identifying some of the important factors that could cause our actual results to differ from those anticipated in the forward-looking statements, you should refer to our filings with the US Securities and Exchange Commission, in particular Item 3.D., Risk Factors, from our annual report on SEC Form 20-F for our fiscal year ended December 31, 2003. We do not intend to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. As a result of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements.





"GLOBAL BRAND ON THE PATH TO SUCCESS"

ANNUAL REPORT | 2003



GROHE

WATER TECHNOLOGY

Under our **Water Technology** concept, we offer an outstanding range of solutions for water management and supply for all sanitary areas that is unique in the global market. This allows our customers to purchase a broad selection of premium products that are coordinated in function and design from one brand manufacturer. In addition, our customers can identify GROHE products, which are characteristic of the brand yet have their own personality. This supports the global marketing of our products.



BATHROOM AND SPECIAL FITTINGS



SHOWERS AND SHOWER SYSTEMS



SANITARYSYSTEMS



KITCHEN FAUCETS

GROHE Water Technology – Complete provider of sanitary products and systems under an umbrella brand



GROHE is the leading global brand for water technology products and systems

The world's largest exporter of bathroom faucets and fittings

10% global market share

Europe's leading manufacturer of faucets and fittings

Operating in over 130 countries

€ 885 million in sales

76% exports

5,814 employees

Foreword	2
Management Board	6
GROHE success factors	8
Strategy and outlook	18
Strategic product groups	20
Employees and society	34
Financial information	38
Group structure	124
Supervisory Board	125
Report of the Supervisory Board	126

GROHE sets standards in quality, function and design as the world's leading brand for sanitary products and systems. Concentrating on the core businesses of water technology and sanitary systems gives us a unique competitive advantage. Our strong international integration secures our status as an independent company.

A distinct brand, unsurpassed quality, an active culture of innovation, cultivation of our core competencies and dedicated people are the keys to our success.

Further development of our strategy will secure profitable growth for the future.

FOREWORD

Dear Ladies and Gentlemen,

Fiscal year 2003 was a satisfactory year for GROHE despite the difficult economic conditions. Our global sales dropped by 1.5% to € 885 million against the prior year due to the further decrease in the value of the US dollar over the past 12 months. The trend of sales in local currencies was much more encouraging, up 2.5%. At € 185 million, EBITDA is slightly higher than 2002 despite the negative currency effects. This extends our EBITDA margin from 20% to around 21%.

In 2003 we again met our strategic objective of realizing future growth primarily abroad. The foreign share in total sales rose to almost 76%. Europe excluding Germany (+3.9%) had a particular share in this development, and Russia was the top performer with 22% sales growth. We also achieved higher-than-average growth rates in France, Spain, Portugal, Scandinavia and Greece.



Italy, Belgium and Austria also performed well. Our overseas business was affected by the continuing weakness of the US dollar. As a result, we recorded a 8.3% decrease in sales although we consolidated or extended our position in almost all overseas markets. Sales in local currency increased by 8.0% in the United States and by 8.9% in the Middle East. Switzerland and Japan, where project business was on the decline due to market conditions, brought up the rear. However, there have been some signs of a recovery here in the past few months.

Our home market, Germany, was still dogged by a tough phase of economic stagnation during the past year. Private consumption remained in the doldrums and spending on new construction continued to slide. In this environment, GROHE still outdid its performance in the prior year (-7.9%) and the performance of the market (approx. -5%) with a decrease in sales of 4.7%, as announced. We have not yet been able to attain our goal of achieving growth in Germany once more. However, the trend in the last quarter with 7.5% growth year-on-year indicates that a recovery is around the corner.


ARTICULATION

Major milestones along the path to increasing the efficiency of our business processes and also increasing our profitability in 2003 were the progress made on the international implementation of the standard software SAP R/3, the certification of all plants (except for the Chinese plant which is still in the start-up phase) in accordance with ISO 9001 and the completion of our new production management center in Hemer, where we have combined the production process and its support functions. The international manufacturing strategy whose implementation began in 2002 has already resulted in savings of € 2.0 million, mainly through the integration of three smaller plants.

GROHE extended the market share of its strategic product groups in the major markets. Designer Faucets and Accessories were a particular highlight again in 2003, recording 4.8% sales growth. The **ART**ICULATION Plaza at the Stilwerk Düsseldorf has proven to be an exceedingly successful marketing instrument for our premium range. In 2003 this GROHE showroom attracted some 8,000 visitors and provided a venue for more than 70 events. Surveys document how well this visionary concept, which we will continue to pursue, has been received.

As a premium manufacturer of high-quality sanitary products, GROHE is now the leading global brand with outstanding expertise in water technology. The global reach of the brand, the innovative strength specific to GROHE – combining durability and functionality with harmonious forms – give us a unique competitive edge. This is underpinned by our production skill, the professional approach of our international sales organization and our long-standing customer relationships.

We increase the recognition and appeal of the GROHE brand by developing and marketing ongoing innovations. This is evidenced in particular by the percentage of sales generated by new products developed since 2000: some 34%. In 2003, we introduced the Ashford kitchen faucet developed especially for the North American market. With the Movario hand shower – the »world's smallest shower system« – we marketed another new revolutionary product which immediately won several international design and innovation prizes.

We will continue in this vein. We also expect that the downward trend of the US dollar that has continued for over two years now will come to an end and that our success in unit sales will be better reflected in revenues in the years to come.

We will continue to extend our market position in the future and to increase the recognition of the GROHE brand. This means concentrating on our strengths and growth areas – Designer Faucets and Accessories, Showers and Shower Systems – and on our growth and potential growth markets – northern and eastern Europe, the Far East and North America – as well as on the skills and motivation of our people.

Yours truly,

Peter Körfer-Schün

MANAGEMENT BOARD

"We further consolidated our leading position in the market for sanitary products and systems in 2003 by expanding global activities. Our growth net of currency effects and excellent result show that the global brand GROHE is a force to be reckoned with – now and in the future."

Peter Körfer-Schün

59, Executive Director Brand and Innovation, Chief Executive Officer

After holding various positions and management roles in the sales and marketing departments of leading brand name companies, Mr. Körfer-Schün was appointed to the Management Board of GROHE on October 1, 1991 and given responsibility for the sales and marketing function. In this capacity, he laid the foundation for the dynamic performance of sales and earnings over the past few years by creating the complementary GROHE Water Technology business system for which GROHE was awarded the German Marketing Prize in 1996. On November 1, 1998, Mr. Körfer-Schün was appointed to head the Management Board.

"The refinancing in March 2003 has given us greater flexibility for day-to-day business and improved our interest margin. We now have a suitable platform for a successful future in financing terms."

Michael Grimm

44, Executive Director Finance, Controlling and Affiliated Companies

After holding senior positions at an international accounting firm, Mr. Grimm went on to take up numerous managing roles in the group accounting department of leading global companies in the chemicals and pharmaceuticals industry from 1997 to 2002, the last of which was vice president finance, in which capacity he was responsible for group accounting and financial planning. He has been Executive Director Finance at GROHE since May 1, 2002.

"Targeted investment in potential growth markets will secure further qualitative and quantitative sales growth for GROHE. Our efficient international sales structure and innovative product range ensure that our business will go from strength to strength."

Stephan M. Heck
55, Executive Director Sales
After holding various senior positions and management roles in a leading global chemicals company, Mr. Heck assumed responsibility for the European business of GROHE in 1994. Since April 1, 2002 he has been Executive Director Sales, responsible for the global sale of GROHE products.

"Thanks to the introduction of the 'GROHE BEST' production system, which involves our employees in business processes and assigns them responsibility, we will continue to gain in competitive strength internationally as procurement activities become more global."

Detlef Spigiel
49, Executive Director Technology and Personnel
After holding various positions and management roles in the technical, sales and personnel departments of leading companies in the automotive supplier industry, Mr. Spigiel was appointed to the Management Board of GROHE on August 1, 2000. In this capacity, he is now responsible for production, logistics, industrial engineering, quality management, procurement and personnel.

From left to right: Stephan M. Heck, Peter Körfer-Schün, Detlef Spigiel, Michael Grimm


GROHE

"The global brand GROHE is our most valuable asset"

BRAND

- GROHE is one of the few brands of sanitary products that have a **global presence**
- **Continuity** is at the heart of the brand. Its core values are quality, functionality, design, innovation, solution expertise and value for money
- Our brand image is centered around outstanding product and design quality


Quality
Innovation
Functionality
CONTINUITY
Design
Solution expertise
Value for money

THE HEART OF THE GROHE BRAND

GROHE is one of the world's most wide-spread brands in the global market for European-style sanitary faucets and fittings. No other brand in the market has achieved comparable recognition and reputation for quality in function and design across all economic areas and customer segments.

Over the past few decades, we have built up a significant brand value founded on high brand recognition, brand preference and the loyalty of our customers. We owe this excellent position to our strategy of marketing the same product lines at the same standards of quality around the world as a matter of principle.

The universal recognition of the GROHE brand and its appeal makes successful expansion into new markets easier. Its brand value increases the customer's acceptance of new products. It also fosters customer loyalty and allows us to achieve a higher price premium than competitors.

The GROHE brand was further developed in 2003 under a traditional umbrella brand strategy. The universally known GROHE logo now appears in a single color, presenting the brand with more force and effect. At the same time, GROHEart was extended to form the all-encompassing ARTICULATION premium range. By using an identical corporate and product brand, we increase the credibility and thrust of our »one world, one brand strategy«.

"Appealing design and ease of use"

DESIGN AND INNOVATION

- For GROHE, design means combining good looks with ease of use
- GROHE Design stands for the **constant enhancement of brand values** in form and function. This enables the customer to recognize and truly experience the GROHE brand
- The GROHE brand image is shaped by innovation
- For us, innovation means developing **new beneficial functions** and constantly investing in our product range



AGE STRUCTURE OF THE GROHE RANGE (IN % OF SALES)


New developments
2000-2003 | **around 34%**
1999 and older | **around 66%**

The most recent example of the successful interaction of innovation and design is Movario – "the world's smallest shower system". This hand shower's functionality is unique: its RotaHead® turns 360 degrees and the user can choose from up to five different kinds of spray. It received a "red dot design award" from the North Rhine-Westphalia Design Center in 2003.

reddot design award
winner 2003

GROHE takes an integrated design approach which produces a harmonious portfolio of products recognizable around the world. They all express their individual form with organic lines and balanced structures that reflect our core brand values. Strict implementation of our design guidelines as part of a holistic brand strategy makes a fundamental contribution to consolidating our global leadership claim.

GROHE has a long tradition of successfully placing product innovations on the world's markets, thereby setting new industrial standards. We invest around 3% of sales in research and development each year. Products that lead the way in innovation and technology form the basis for our growth in high-margin market segments.

To encourage knowledge sharing, speed up communication processes and foster a creative environment for new ideas, we planned a state-of-the-art innovation and design center in 2003. It is being built close to the GROHE Design Center and will be completed in 2005. Here all the functions involved in the innovation process will be brought together in space and function.

"Think global – act local"

INTERNATIONAL SALES

- **Leading position** in many individual markets
- GROHE has the benefit of **over 40 years of international sales and marketing experience**
- Sales combines an in-depth understanding of the market with local management experience to cultivate our **longstanding customer relationships**



○ Sales subsidiaries
○ Branch offices
■ Manufacturing plants

More than 40 years of international sales and marketing experience set GROHE clearly apart from the competition in terms of the ability to develop markets and distribute products on a global level. 21 marketing subsidiaries, 12 branch offices and more than 30 independent agencies market our products in over 130 countries.

We have professional local marketing subsidiaries and branch offices in all major markets. They cover all key functions and have a profound understanding of the local market. This allows us to implement our ideas and strategies around the globe and firmly established the GROHE brand in all the parts of the world.

Our recipe for successful coordination between the headquarters and the local sales organization is GLOCAL: our strategies are put into practice locally, taking regional and national market conditions into account, based on strategic objectives defined by headquarters.

"Leading the way in quality and responsibility for our environment"

QUALITY AND ENVIRONMENT

- Quality is **top priority** for GROHE
- GROHE sets **standards in quality**
- **Certification of all major production facilities** in Europe shows how important protecting the environment is to GROHE

Quality is a key issue at GROHE. Our highly efficient quality management process plays an important role in boosting our quality leadership – one of the key brand dimensions – across the entire value-added chain. Central quality management starts right from the innovation process and systematizes all steps in production. We constantly set new international standards with our quality management system. For instance, some of our techniques have been adopted as industrial standards for testing sanitary products in the European Union and the United States.

ENVIRONMENTAL PROTECTION

Europe-wide certification in accordance with ISO 14001

After more than two years of hard project work, the GROHE plants in Hemer, Lahr, Herzberg, Porta Westfalica, Albergaria (Portugal) and the production facility of AQUAROTTER GmbH in Ludwigsfelde have been certified in accordance with the environmental standard ISO 14001. All the major production plants of the GROHE Group in Europe are now certified. To fully implement environmental protection "made by GROHE" in our international production plants, we will have the production facilities in Thailand and Canada certified in 2004. Potential improvements resulting from the internal and external environmental audits have been systematically implemented in the environmental programs of our operating units.

Intelligent energy management

GROHE makes targeted use of the potential offered by intelligent energy management and control. Having succeeded in permanently reducing the consumption of natural gas at the Hemer plant by an enormous 25% in 2002, we were able to keep energy consumption almost constant in 2003 thanks to further investment, despite an increase in capacity of some 10%. Additional measures are planned for 2004 to further improve energy efficiency, such as heat recovery in the foundry and in compressed air generation.

GISUS – new information system environmental protection

The GROHE information system environmental protection makes an important contribution to the Company's legal security at all operating levels. This system manages all information on handling consumables and supplies relevant to the environment, environmental aspects, objectives and programs as well as the pertinent legal regulations and personally delegated duties.

"GROHE BEST improves our competitiveness"

PRODUCTION

- Full-level production process **ensures quality, cost management** and **flexibility of processes**
- Integrated production system leads to **greater efficiency**
- GROHE BEST improves **employee motivation**
- International manufacturing strategy optimizes workflow and production processes

GROHE BEST is an integrated production system that describes how production processes are designed, implemented and maintained. Its aim is to produce high-quality products at reasonable cost, while ensuring absolute adherence to delivery deadlines and low through-put times as well as improving the working conditions and qualifications of employees at the same time. Our role models are the production systems used by automotive manufacturers of international repute.

The objective of the international manufacturing strategy is to focus the individual plants on specific products and production activities. The transfer of activities and plant closures required for this purpose have improved our competitiveness and reduced our foreign exchange risk.


GROHE BEST
Production System
Safe and efficient
processes and
Customer-focused
production flow

Methods
Team work, Q 2000+, employee suggestion scheme, training, agreeing on targets

Methods
TPM, O.E.E., key/lock principle, standardized work processes, method and process qualification, FMEA

Methods
Pull principle, one piece flow, kanban, SMED, "U" layout, production-oriented layout, smooth production

Methods
5S, 5x why, PDCA cycle, continuous improvement process – CIP, CIP workshops, cause and effect diagram, 7 kinds of waste

For us, employee qualifications are indispensable for quality and flexibility. GROHE BEST organizes work so it remains attractive for qualified workers. Responsibility, team work and ongoing learning improve employee satisfaction and help them to work together towards a common goal. The plants offer specific training for this purpose.

We design our products and production processes together, thus avoiding errors in production. This enables us to deliver top-quality products to our customers on time.

We produce exactly what the customer orders. This does not just mean external customers, we also treat our internal processes like customers, i.e. assembly is the customer of pre-production.

Through continuous improvement, we detect inefficiencies in production – such as excessive inventories, overproduction and inefficient processes or ill-conceived workplaces – and eliminate them.

The **bathroom** has become an **integral part of the private home** – a development that promotes the trend towards emphasis on design and user-friendly functionality for sanitary products.

STRATEGY AND OUTLOOK

Further expansion of our global market position

We are optimally positioned with our successful GROHE Water Technology system concept based on five strategic product groups. We plan to continue our profitable growth in the future, building on our "one world, one brand" strategy. We will work on strengthening our brand, expanding our global presence and our position as the market leader in the various markets and further consolidating our – already close – customer relationships and will focus in the future on the development of new products and high operational efficiency. To achieve this objective, GROHE also intends to acquire selected companies and enter into joint ventures in the future.

Product strategy

We intend to continue marketing attractive and expressive products in high-quality design that offer added benefit in all of our product groups.

In doing so, we will concentrate on the following growth areas: Designer Faucets and Accessories – whose range we are continuously extending to cover all relevant styles; Showers and Shower Systems – which we plan to extend in the medium price segment and supplement by adding further innovative solutions.

Constant updating of the main product lines forms the focus for Bathroom and Special Fittings. We will improve flexibility and optimize costs as well as cultivate and enhance the typical GROHE design and offer solutions for growing demands on functionality.

We will further expand the GROHE Kitchen Faucets product group – especially for the US market – as well as our distribution points in the kitchen retail sector.

ARTICULATION CASTS BATHROOMS IN A NEW LIGHT

Market studies and market trends over the past decade show that discerning customers these days do not just apply their personal decorating style to their living areas but are also using the bathroom to express their individual taste to an increasing degree. Ideas and concepts for exclusive bathroom design are becoming more in demand. The challenge for manufacturers is therefore to consider rooms in their entirety and to offer new concepts for space and function.

ARTICULATION is our answer to this challenge. This concept, with its selection of exclusive designer faucets, versatile showers and shower systems and the extended use of SanitarySystems, allowing the design of complete and unique bathroom layouts, offers consistent style and many different options for the integration of functions and applications that go beyond the usual range and cast the bathroom in a completely new light.

So ARTICULATION is both a vision and our concrete answer to the challenges of holistic, creative bathroom design and furnishing. While today we charm our customers with fine materials, surfaces and perfection in design, tomorrow we will be offering them innovative concepts with new options for bathroom design and use of space.

We are continuing to standardize and modernize SanitarySystems and localize the products so they can be sold around the world. They are being used more and more as a system basis behind the GROHE Water Technology concept.

Market strategy

Our objective is to build on our success in established GROHE markets and to tap into new, high-growth markets. We will benefit from our competence in marketing, developing product strategies and targeting all relevant distribution channels.

In established markets we use the GROHE brand status to extend our market position in our "newest" product groups Designer Faucets and Accessories, Showers and Shower Systems and Kitchen Faucets by squeezing out local competitors in a competitive environment that is still relatively fragmented overall. We see significant potential for this in North America, the United Kingdom and northern Europe in particular.

GROHE will take advantage of the opportunities in selected growth markets in the future – focusing on eastern Europe and the Middle and Far East. We plan to extend our sales and production positions in China. A joint venture with a local partner is planned in India. We will also set up sales offices in Mexico and South Africa, and enter into a development and production partnership in Brazil to tap the market further.

Improvement in efficiency

We intend to continue improving the efficiency and performance of operational processes in the future. This includes standardizing production processes and components as well as concentrating innovation and design activities, more flexible working hours and greater integration of suppliers and end users.

"GROHE Water Technology"

STRATEGIC PRODUCT GROUPS

Business model
We generate more than 90% of our sales with products sold under the GROHE brand worldwide. We set ourselves apart from the competition with convincing and consistent performance at corporate level. Thanks to our "one world, one brand" strategy, GROHE has the most powerful and homogeneous brand in the world market for European-style sanitary faucets and fittings.

Under the GROHE Water Technology umbrella brand, we operate five strategic product groups which differentiate our range on a horizontal level: Designer Faucets and Accessories, Bathroom and Special Fittings, Showers and Shower Systems, SanitarySystems and Kitchen Faucets. Together they form a unique system of product solutions for water management and supply in all sanitary applications.

Each product group has its own specific tag line for the customer and is responsible for managing the entire lifecycle of each of its own product lines.

GROHE

WATER TECHNOLOGY

CORPORATE BRAND

GROHE

PRODUCT BRAND

>>ARTICULATION<<

>>PERFORMANCE & INNOVATION<<

>>DESIGN & TECHNOLOGY<<

>>COMFORT & PERFECTION<<

>>PURE PLEASURE<<

BRAND PERFORMANCE

DESIGNER FAUCETS AND ACCESSORIES



BATHROOM AND SPECIAL FITTINGS



SHOWERS AND SHOWER SYSTEMS



SANITARYSYSTEMS



KITCHEN FAUCETS



STRATEGIC PRODUCT GROUPS

The task of the strategic product group Designer Faucets and Accessories is to establish GROHE as a **design name** at the top end of the bathroom market.

HIGH-QUALITY DESIGNER FAUCETS AND ACCESSORIES

Coordinated design for discerning customers
The range comprises high-quality faucet and accessory lines. It is aimed at discerning customers who want a designer bathroom and who value harmonious and coordinated washbasin, bathtub faucet and shower design. Apart from exacting end users, the target customers are architects, interior and other designers, wholesalers with showrooms and selected design-oriented installation companies operating on an international level.

ARTICULATION premium range
As part of the realignment of the GROHE brand, we set new standards with **ART**ICULATION in 2003. We substantiated these in a convincing manner by opening a separate showroom – the **ART**ICULATION Plaza – at the Stilwerk Düsseldorf and making a special presentation at the world's biggest trade fair for the industry, the ISH, in March 2003. **ART**ICULATION is the comprehensive, all-encompassing premium range for bathroom furnishing and fittings that meets the most exacting requirements. It is based on our range of designer faucets and accessories and comprises a selection of exclusive showers, shower systems and sanitary systems. With this premium range, GROHE does justice to its principle of offering a faucet line for every taste and every decorating style.



Chiara

Atrio

Taron





Highlights in 2003

Several new products made a significant contribution to the good performance of this strategic product group, the most important of which – the new Chiara – replaced its highly successful predecessor after 10 years. We also launched two new glass levers ("wild satin" and "clear crystal") for the Taron line. We offer a high faucet for bowl-type washbasins for the Atrio and Tenso lines. We also successfully placed Atrio on the US market.

The range of the strategic product group Bathroom and Special Fittings comprises **high-quality bathroom fittings** as well as **special fittings** for professional uses.

BATHROOM AND SPECIAL FITTINGS UNDERPIN THE BASIC BUSINESS OF GROHE

Core business in the high-quality mass market
This strategic product group is the core business of GROHE, with a mass market range in the medium price segment that is sold around the world.

Design & technology
The product group's lines combine excellent quality with high functionality and attractive design, the very core brand values of GROHE.

Highlights in 2003
We were able to increase unit sales by more than the average in 2003 with the Eurosmart and Eurostyle lines and the new Eurofresh line introduced at the ISH 2003.









Eurosmart

Grohtherm 3000

Eurostyle

Europlus E

Eurofresh



We have combined our **market and technological expertise**

in showers in the strategic product group Showers and Shower Systems.

INNOVATIVE SHOWERS AND SHOWER SYSTEMS

Clearly structured, high-quality range
We use our market and technological expertise to create innovative product concepts, offering a clearly structured range of high-quality, discerning shower heads and systems, predominantly for the medium and top market segment.

Fun in the water
Under the motto "pure pleasure", the product range reinvents the concept of having fun in the water in a way that the user can understand. With new products on a regular basis, the product group makes an important contribution to promoting the GROHE brand as dynamic and innovative.





Rainshower

Sensia

Freehander

Movario





Highlights in 2003

GROHE launched two more product highlights with the new Movario and Rainshower lines in 2003.

The Movario shower range is the first hand shower system allowing the direction of the water to be changed by turning the shower head. This offers greater ease of handling, allowing the shower to be used in a more variable and varied fashion than ever before. These innovative product uses were awarded various national and international design prizes, such as the "red dot design award". Movario also received a prize for innovation in plastics from the Fachverband Kunststoff Konsumwaren. Movario was the first GROHE product to be nominated for the design prize of the Federal Republic of Germany.

The successful sales of the large surface shower head Rainshower available in two designs far exceeded our expectations in all markets.

With its strategic product group SanitarySystems, GROHE is **Europe's second largest supplier** of installation and sanitary systems.

SANITARYSYSTEMS SUCCESSFUL ON THE INTERNATIONAL STAGE

Installation and flushing
Our target groups are both the traditional housing construction industry and the non-housing construction sector, comprising public and commercial uses in trade/industry, hospitality, offices/administration, schools/sports, the health sector and travel/transportation.

Performance & innovation
We offer sanitary systems for creative bathroom design under the motto "performance & innovation". Our installation systems not only make planning and installing sanitary components easier, they also offer innovative solutions for bathroom architecture and bathroom design to help optimize the use of space.



Skate air Dual Flush



Flushing cistern (0.82 m) in Rapid "Pro"



Tectron WC IR electronic module

Highlights in 2003

As usual, we unveiled many new products at the ISH 2003. The extended range for the modular system Rapid "Pro", the new Tectron electronic module for toilets, the redesigned wall plates for Ectos, Atrio, Tenso and Chiara, and a new flushing cistern for low elements, designed for assembly under sloping ceilings or window sills.

Continual product innovations catering both to country-specific market requirements and international standards and safety regulations dominated our development activities again in 2003. We worked on pneumatic flushing technology as well as on the development of the new elements for the Rapid "SL" line, which can be used universally and offers a wide range of assembly advantages.

The strategic product group Kitchen Faucets covers a range of elegant and functional **one-hand mixers** and **two-handle faucets** for ease of handling in the kitchen.

GREAT POTENTIAL IN KITCHEN FAUCETS

Comfort & perfection
GROHE offers top-quality kitchen faucets, technical perfection and excellent design with ease of handling.

Highlights in 2003
We very successfully introduced Ashford, a kitchen faucet in a traditional design, especially for the North American market during the fiscal year. The Alira stainless steel, Minta, Eurosmart and Eurostyle lines performed particularly well.

Our excellence in design was again recognized in 2003: we received the MATERIALICA Design Award 2003 from the Hanover Industrial Forum (IF) for the hydroforming stainless steel production technique used for the Zedra line.



Minta



Zedra



Alira

Ashford



Our five strategic product groups under the GROHE brand are complemented by **specialty brands** that are mainly sold on the German market.

SPECIALTY BRANDS

We offer products for public/commercial use under the AQUA and ROTTER brands. As of January 1, 2004, our subsidiaries AQUA Butzke GmbH and ROTTER GmbH & Co. KG were combined to form the new AQUAROTTER GmbH in order to position this company as a solution provider for water management and sanitary fittings in the public/commercial area. One of our first successes with this one-stop range of solutions – water management and sanitary fittings – is the contract for the lavatory water supply assembly (LWSA) awarded to AQUAROTTER for the new Airbus A 380.



Opto-electronic washbasin fitting for aircrafts



Cobra upright shower for outdoor



Modular washbasin concept

Glass shower panels



Our subsidiary H.D. Eichelberg & Co. GmbH produces and sells bathroom and kitchen faucets and fittings with distinctive design, materials, technology and other features.

These products are mainly supplied to German wholesalers, who sell them under their own private labels.

"We take responsibility"

EMPLOYEES AND SOCIETY

SKILLED EMPLOYEES ARE THE DRIVING FORCE BEHIND THE SUCCESS OF GROHE

Low turnover

GROHE employed an average of 5,814 people worldwide in 2003 (prior year: 5,806). Their loyalty to the Company is reflected by unusually low turnover and absentee rates. The average length of service is 12 years. GROHE owes its market success its employees' high level of dedication, their creativity, expertise and skills.

International personnel development

"We foster our people's dedication, creativity and talents and give employees around the world a wealth of opportunities for personal development" – this is the philosophy behind personnel development at GROHE.

During the past fiscal year, we added further elements to the personnel development program successfully established in 2002, such as the GROHE Potential System management seminar concept and GROHE promotion budget, with regular employee interviews and agreements on targets for salaried staff.

We also began to export proven tools and systems – such as the global assignment policy, compensation management and international personnel development – to our foreign subsidiaries and plants. For instance, GROHE will introduce an intercultural personnel development concept in Thailand in 2004.

GPS – a program for high potentials

Our new executive development program, "GROHE Potential System" (GPS), was launched at the beginning of 2003. It is a process-oriented program for up-and-coming managers. In this context, our "promising youngsters", "young professionals" and "advanced middle managers" take part in a two-year program tailored to the target group, with inter-office transfers, stays abroad and project work.



For our promising youngsters, the program also includes a balanced mix of training in business administration, production, communication, presentation and self-management.

For the young professionals and advanced middle managers, the program revolves around improving management, specialist, social and methodical skills, focusing especially on acquiring and extending leadership skills.

The first year has been a success. All participants have made enormous progress. The next program with new participants starts in mid-2004.

In connection with GPS, we have developed a new, holistic seminar concept for executives that is open to all GROHE managers to further improve their leadership skills.

Extraordinary commitment to training

Unlike many other companies, GROHE is still training at a high level. We employed 177 trainees throughout the Group at the end of the fiscal year – 44 of whom were hired during the fiscal year.

Since 2003, there has been a special development program for young employees of the GROHE companies in Germany who have completed their training particularly well – the GROHE promotion budget. Whether they pursue full-time or part-time degrees, vocational high school certificates, further training or specialist courses, the Company assists these employees by paying the course fees and costs of textbooks as well as providing maintenance grants. 17 former trainees of the German companies are currently receiving grants. The most popular choices are business administration or mechanical engineering as well as internships abroad.


EMPLOYEES IN THE GROUP
2003 | 5,814
479 1,164 191 3,980
2002 | 5,806
463 1,173 187 3,983
2001 | 5,956
459 1,147 176 4,174
Technology
Development
Sales
Administration


ABSENTEEISM IN THE GROUP
2003 | 3.2%
2002 | 3.5%
2001 | 3.7%

Training campaign for plant workers

As part of GROHE BEST, we are setting new standards in personnel development for plant workers with a large-scale training campaign. Qualifications matrices were developed on the basis of a detailed analysis of job requirements and an analysis of worker potential. The training requirements so determined are now being examined and put into practice step by step.

Health management at GROHE

For us, there is not just an economic but also a social dimension to responsibility. GROHE sees the promotion of the ability and willingness to perform and the well-being of its employees as an elementary management function. Working closely with the works council and the center for industrial medicine and safety, our projects to optimize working conditions form the basis of our modern health management.

The key aspects are analyzing the cause of illness and translating the outcome into appropriate measures in the workplace, especially from an ergonomic perspective.

CORPORATE CITIZENSHIP

GROHE is active in the community in order to make its contribution to maintaining Germany as an attractive industrial location in the long term. We work closely with schools, educational bodies and institutions of higher education.

We generally provide financial support for projects. GROHE employees visit school classes or school groups come and visit our plants.

GROHE also offers school and college students numerous internship positions. 175 young people in Germany and abroad took advantage of this offer in 2003.

Financial information

CORPORATE GOVERNANCE	38	AUDITORS' REPORT	57
BUSINESS DEVELOPMENT	39	CONSOLIDATED STATEMENTS OF OPERATIONS	59
		CONSOLIDATED BALANCE SHEETS	60
		CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY	62
		CONSOLIDATED STATEMENTS OF CASH FLOWS	64
		NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	66
		EBITDA RECONCILIATION	123

CORPORATE GOVERNANCE

To improve the general framework for corporate governance structures and processes, the "German Corporate Governance Code" (amended 2003) and the "Transparency and Disclosure Act" were adopted in Germany in 2002. Many of the rules, suggestions and recommendations in the Code have been a part of corporate governance at GROHE for many years. Transparent and responsible management is the guiding principle of the Supervisory Board and Management Board of Grohe Aktiengesellschaft, which traded as Grohe Holding GmbH until the change was entered in the commercial register on October 6, 2003. In addition, the Supervisory Board and Management Board of Grohe Aktiengesellschaft soon intend to jointly issue a compliance declaration concerning the recommendations of the Government Commission on the German Corporate Governance Code as amended on May 21, 2003 pursuant to Sec. 161 of the Stock Corporation Law.

BUSINESS DEVELOPMENT

GENERAL ECONOMIC TREND

Germany still in the grips of stagnation
The difficult economic climate in Germany continued in 2003. There was no change in real GDP compared with 2002. Some of the important conditions for a recovery of the German economy improved during the year. Signs of an upturn in the second half of the year in particular lifted the mood slightly. In the fourth quarter, the German economy grew by 0.2% against the same quarter of the prior year.

Stagnation in EU countries, accession countries catching up
The economic conditions in the countries of the European Union also left much to be desired. Only Spain, Ireland, the United Kingdom and Greece were able to report a positive economic situation throughout 2003. The first signs of a recovery in Europe became apparent in the second half of 2003. There was a slight surplus in the balance of payments, and the financial situation of private households and businesses stabilized.

Economic growth slowed somewhat in eastern Europe, though the accession countries report much higher growth rates than the European Union. Many countries made progress on consolidating their economies, private consumption in most countries grew strongly thanks to consistently high increases in productivity and real earnings.

Upturn in the United States and Asia
With real GDP growth in 2003 up 3.1% on 2002, an increase in private consumption and investment and state spending contributing to growth, the chances of a lasting up-turn in the US economy have significantly improved over the last few months. The US dollar lost almost 17% of its value against the euro in 2003.

The Asian economics saw dynamic growth in 2003, driven by a strong rise in export activities. The Japanese economy gradually improved. Private consumption in Japan was slow to pick up, while the strong expansion in exports in Asia's emerging markets was accompanied by stable domestic demand. In China, GDP growth reached 9.1% in 2003, the highest level in seven years, uplifted by capital investment. Private consumption was fueled by considerable increases in real earnings.

German market dominated by persistently weak economy
The sanitary industry in Germany continued to be shaped by the weak domestic economy in 2003; spending on new construction continued to slide. The downward trend slowed down over the past year, but no turnaround is in sight just yet. Investment in housing (-3.2%) and non-housing (-5.3%) construction saw a strong decline. Expectations of an improvement in demand for commercial construction were disappointed. Investment in new building construction stood at 3.9%.

The services sector was particularly hard hit by the weak economy. Vacant office buildings, warehouses and housing stopped companies from investing in construction projects despite favorable mortgage interest rates. Private households were also reluctant to invest in building.

Various wholesalers filed for insolvency and made their exit from the market, leading to increased concentration. The German sanitary market shrank by 5%. A tangible recovery was seen in the fourth quarter.

Increase in demand for faucets and fittings in Europe
The growth of building construction activities in European countries other than Germany has slowed to a mere 0.3%, while the demand for faucets and fittings for remodeling and replacement grew by a slight 1.8%. The most important European growth markets in the sanitary field in 2003 were the United Kingdom, Spain, Scandinavia and eastern Europe.

Overseas growth gains in momentum
The trend in our overseas markets is much more encouraging: spending on new construction in the United States grew by some 2.6%, almost 1% up on the prior year (1.7%), the markets in the Middle East have stabilized and the sanitary industry in the Far East/China is undergoing a phase of significant growth. The situation in Japan is also returning to normal. Spending on new building construction in 2003 only decreased by -3.7%.

ANALYSIS OF GROUP SALES

Operating sales up 2.5%
GROHE achieved good unit sales in the past fiscal year, further extending its position as the leading global manufacturer of sanitary products and systems. The Group even increased its sales by 2.5% in local currency. The strong euro and the difficult economic environment, especially in Germany, caused the sales of the GROHE Group to decrease by 1.5% to € 885 million in fiscal year 2003. The price increases achieved in the market had a positive effect on sales.

The growth in the European markets outside Germany made an important contribution to consolidated sales. Despite the negative effects mentioned, GROHE achieved an increase of almost 4% in its European markets. At 51%, this region's percentage of total sales shows just how important it is, given that foreign sales account for around 76% of total sales.

Successful hotel business
GROHE succeeded in consolidating its position as an internationally recognized hotel partner during the past fiscal year. We improved our status as a strategic supplier to leading international hotel chains by concluding further framework agreements. We are now a preferred partner of the leading international hotel chains thanks to our excellent brand reputation, high quality, global presence, extensive services and a broad range of products.

Performance of the strategic product groups

Designer Faucets and Accessories successful with sales up 4.8%
As in the prior year, the strategic product group Designer Faucets and Accessories made an important contribution to sales. With sales up some 5%, this product group generated € 82.3 million and now accounts for more than 9% of total sales. This shows that it was the right decision to focus on design as well as the ever important criteria of functionality and quality.

SALES BY PRODUCT GROUP (IN %)


Other | 2.0%
Specialty brands | 7.2%
SanitarySystems | 9.9%
Showers and Shower Systems | 16.1%
Kitchen Faucets | 12.2%
Designer Faucets and Accessories | 9.3%
Bathroom and Special Fittings | 43.3%

Good growth in Europe for Bathroom and Special Fittings
The strategic product group Bathroom and Special Fittings is the core business of the GROHE Group, with a sales volume of € 382.9 million (-0.6%).

Pleasing growth in Europe was able to make up for the weakness of the German market, with a particularly impressive increase in Russia.

The single-lever mixer and thermostat segments showed excellent growth.

Operating sales up 3.5% for Showers and Shower Systems
In our strategic product group Showers and Shower Systems – with the United States as its biggest single market – sales came to € 142.6 million, reaching almost the prior year's level despite the high impact of the US dollar.

We further extended our leading position in showers in all major markets in 2003. Growth exceeded expectations in France, central and eastern Europe and the Middle and Far East. We also defended our position in the declining German market.

SanitarySystems performs well abroad
2003 was a successful year for the product group SanitarySystems. Sales remained virtually constant at € 87.7 million year-on-year.

Abroad – especially in eastern Europe, Scandinavia, the United Kingdom and Portugal – we achieved substantial growth once again. Installation systems were the prime growth drivers, as was the successful international launch of the new flushing cistern generation GD2.

Kitchen Faucets improves its market position
The United States remains our single most important market for kitchen faucets. The weakness of the US dollar made a slight dent in nominal sales, leading to a decrease of 1.9% to € 107.9 million.

In most western European countries, especially France and Spain, we also improved our market position, and we achieved significant growth in eastern Europe, particularly in Russia (+31%).

Specialty brands
AQUA and ROTTER sales decreased by 11.5% to € 43.4 million. AQUA was affected particularly by the increasing cost saving constraints of public-sector clients. ROTTER was hit by the downward trend in high-quality stainless steel and polymer concrete products and limited public spending on construction.

Eichelberg is the GROHE Group company responsible for private labels. Its sales came to around € 19 million following € 20 million in the prior year.

SALES BY REGION (IN € MILLION)


58 46 116 450 215
2003 | 885
58 54 127 433 226
2002 | 898
58 53 114 411 245
2001 | 881
Germany
Rest of Europe
North America
Far East
Rest of World

GROHE performance by region

GROHE defies weak German market
We generated sales of € 215 million (-4.7%) in Germany in a domestic economy that remained weak.

We were able to escape the negative trend in the faucet and shower business thanks to the innovative strength of the GROHE brand. The sales organization was geared more strongly towards all relevant target groups in the wholesale and retail sector and sanitary trade as well as architects and planners. We also significantly extended our exhibition space at wholesalers.

We were equally successful in the further development of our private label range (Eichelberg). We were able to win key customers in this very competitive market, putting this business on an even stronger footing for the future.

Our expectations for 2004 are optimistic. We will market new, innovative sanitary products and work further our **ART**ICULATION range. With the aid of our professional organization, we will continue to promote our premium brand profile and win additional market shares.

Good overall growth in Europe
The European market is the cornerstone of the regional portfolio of GROHE, accounting for some 51% of sales. In Europe, GROHE achieved good growth of 3.9%, or 4.4% net of currency effects, with sales of € 450 million.

We again succeeded in winning market shares in almost all European countries. The **ART**ICULATION range was particularly popular. There was double-digit growth in sales of these products in France and Spain. Other growth drivers were Showers and Shower Systems and Kitchen Faucets.

:: *Spain, Portugal, Italy, Belgium and Austria perform well*

GROHE achieved significant growth of 7.2% in the favorable market environment in Spain; in Portugal sales increased by 6.8% despite the downturn in the building industry – thanks mainly to fitting out various stadiums and VIP lounges for the European Cup in 2004. In France we achieved a 4.5% increase in sales in a stable market – especially from activities in the designer area and SanitarySystems. Despite the negative trend in the building and sanitary industry in Italy, GROHE recorded 3.2% growth. The 2.6% increase in Belgium was mainly attributable to the growing reach of the **ART**ICULATION range and the growth in SanitarySystems. Business in Austria defied the market trend, generating 2.6% growth.

:: *Double-digit growth in Russia, Greece and Scandinavia*

We were particularly successful in 2003 in Russia, with sales up 22%, in Greece, up 21% and in Scandinavia, up 15%. In Russia, GROHE benefited from greater demand due to higher incomes and the expansion of wholesale activities. Business performance in Greece was driven by the spending on construction for the 2004 Olympic Games. Some important buildings, such as the Olympic village, have been fitted out with our products. The good prior-year growth in bathroom faucets and fittings was surpassed in Scandinavia.

:: *Challenges in the Netherlands, United Kingdom, central and eastern Europe and Switzerland*

We succeeded in maintaining the prior year's result in a retreating sanitary market in the Netherlands and increased our market share. We expect a recovery in 2004. In the United Kingdom, we achieved an increase (+2.9%) in local currency through our regional penetration and the launch of new products. Nominal sales, on the other hand, dropped (-6.4%). Our objective for 2004 is to achieve a significant increase in sales, especially through stepping up marketing for Showers and Shower Systems. In the countries of central and eastern Europe, we built on the success of previous years and extended our market position. The only exception was Poland, where performance was not so satisfactory.

In Switzerland we were faced with a drop in sales in 2003 due to a difficult economic environment and a weak building industry, but business recovered noticeably in the second half of the year.

Effect of the weak US dollar on markets outside Europe

Outside Europe, GROHE generated almost € 220 million or some 25% of consolidated sales. Net of currency effects, sales increased by some 6%, while nominal sales dropped by 8.3% due to the strong euro. North America accounted for 53%, the Far East for 21% and the Middle East and Africa for 26% of sales.

Despite the war in Iraq and the constraints placed on business in Asia by SARS, we consolidated or extended our position in almost all of our overseas markets. GROHE only suffered a loss of sales in Japan.

□ *Good performance in North America*

Net of currency effects, we recorded sales growth of 8.0% in the United States, clearly reflecting the positive response of the market to the launch of new products during the fiscal year. However, nominal US sales dropped by 9.8% due to the strength of the euro. SAP R/3 was also successfully implemented in 2003, laying the foundation for a further increase in efficiency.

In Canada GROHE generated 11.6% sales growth in a favorable economic climate, net of currency effects this figure was even 20.4%.

□ *Remarkable success in the Middle and Far East and Africa*

Net of currency effects, GROHE achieved sales growth of 9.1% in this region against a troubled economic and political backdrop. Nominal sales were fairly stable. This success is remarkable in light of the war in Iraq.

We again were able to extend our market position. The driving force behind growth was significant growth in single-lever mixers, new product launches for **ART**ICULATION and extraordinary successes in project business.

Further market penetration after the formation of GROME Egypt went according to plan. The new seat of the marketing subsidiary GROME in Cyprus will allow more professional market targeting in the future because we will be closer to the local customer.

□ *Sales on target in the Far East (excluding Japan)*

We surpassed our sales targets despite the SARS epidemic, which almost brought the economy in China, Hong Kong, Taiwan and Singapore to its knees at times. Net of currency effects, GROHE recorded 7.7% growth (nominal -7.4%).

We opened our fifth representative office in China, this time in Chengdu, in line with our aim of extending our presence in this country. We also established new showrooms to demonstrate our expertise.

□ *Difficult market environment in Japan*

GROHE was not left unscathed by the slump in spending on new construction and sustained a commensurate loss in sales. The organizational structures were adapted in line with the new market environment in order to improve competitiveness in the long term.

GROSS PROFIT (IN € MILLION)


2003 | 386.4
43.7%
2002 | 380.9
42.4%
2001 | 368.2
41.8%
Gross profit
in % of sales

OPERATING INCOME (IN € MILLION)


2003 | 113.4
12.8%
2002 | 102.1
11.4%
2001 | 64.9
7.4%
Operating income
in % of sales

Successful increase in EBITDA*

In fiscal year 2003 GROHE achieved a gross profit of € 386.4 million, up € 5.5 million on the prior year. The increase in the gross profit margin by 1.3 percentage points was a combined result of quantity and price effects. Rationalization measures, lower prices for materials and lower depreciation and amortization on the fair value step-up also had a positive effect on the margin. This was in contrast to the negative impact of the strong decrease in the US dollar against the euro.

GROHE increased operating income by more than 11% to € 113.4 million. Selling, general and administrative expenses decreased by 3.2% to € 227.8 million and, with a share of 25.7%, were below the levels of the two prior years. The increase in research and development spending by € 1.7 million to € 25.9 million is mainly due to the ongoing efforts to develop new products in a shorter space of time. Tradename amortization related to acquisitions reduced operating income by € 19.4 million.

We again successfully increased EBITDA by some 3% to € 184.6 million.

EBITDA* (IN € MILLION)


2003 | 184.6
20.9%
2002 | 179.5
20.0%
2001 | 171.5
19.5%
EBITDA
in % of sales

* *For a definition of EBITDA, please see the table on page 123*

CASH FLOW

Business performance affects cash flow

Net cash provided by operating activities decreased by € 54.9 million to € 87.8 million. This was due to an increase in inventories at the Hemer and Lahr plants and at the logistics centers in connection with the implementation of SAP R/3 as of January 1, 2004, as well as the change in receivables and liabilities related to the balance sheet date.

Net cash used for investing activities increased by some 8% to € 44.4 million in 2003.

Net cash used for financing activities came to € 57.6 million in 2003 (prior year: € 79.5 million). It mainly consisted of scheduled and unscheduled repayments of bank liabilities and effects from the refinancing in April 2003.

CASH FLOW (IN € MILLION)	**2003**	**2002**	**2001**
Net cash provided by operating activities	87.8	142.7	137.9
Net cash used for investing activities	(44.4)	(41.2)	(33.6)
Net cash used for financing activities	(57.6)	(79.5)	(100.0)
Net increase (decrease) in cash and cash equivalents	(14.7)	21.0	4.0
Cash and cash equivalents at December 31	56.6	71.3	50.3

NET ASSETS AND FINANCIAL POSITION

Sound balance sheet structure

The GROHE Group's balance sheet total decreased by € 7.0 million to € 1,315.9 million in fiscal year 2003. Noncurrent assets decreased by a total of € 20.7 million to € 906.7 million. This decrease was primarily due to depreciation and amortization on the fair value step-up in connection with the acquisition of the shares in Friedrich Grohe AG by Grohe Aktiengesellschaft (formerly Grohe Holding GmbH).

Noncurrent assets in 2003 are divided into property, plant and equipment of € 211.5 million (16.1% of the balance sheet total), intangible assets of € 665.4 million including goodwill (50.6% of the balance sheet total) and other noncurrent assets of € 29.8 million (2.2% of the balance sheet total).

BALANCE SHEET STRUCTURE (IN %, BALANCE SHEET TOTAL IN € MILLION)



ASSETS
2002 | 1,322.9
1.9% 51.6% 16.6% 29.9%
2003 | 1,315.9
2.2% 50.6% 16.1% 31.1%
Current assets
Property, plant and equipment
Intangible assets
Other noncurrent assets
EQUITY & LIABILITIES
2003 | 1,315.9
6.3% 0.1% 70.0% 5.3% 18.3%
2002 | 1,322.9
11.4% 0.2% 54.8% 13.0% 20.6%
Current liabilities
Long-term debt to related parties and shareholders
Other long-term debt
Minority interests in consolidated subsidiaries
Shareholders' equity

Current assets (excluding cash and cash equivalents) increased by a total € 28.6 million to € 321.5 million, while unrestricted cash was down € 14.7 million to € 56.6 million. Current assets therefore increased by € 13.8 million to € 409.2 million, accounting for 31.1% of the balance sheet total.

The changes in equity and liabilities in fiscal year 2003 are shaped by the refinancing of € 600 million in April 2003. € 550 million of this amount involved the repayment of existing loans and shareholder loans. A new working capital credit line amounting to € 50 million was also provided, which had, however, not been utilized by the Company as of December 31, 2003. In addition to increased flexibility for day-to-day business, we have also improved our interest margin through refinancing.

Current and noncurrent liabilities rose by € 62.4 million to € 1,231.8 million in the fiscal year as a result of refinancing. Current liabilities came to € 240.8 million (18.3% of the balance sheet total) versus € 272.2 million in 2002. Trade payables decreased by € 10.6 million, while other current liabilities including accruals rose by € 7.1 million.

Long-term debt to related parties and shareholders accounted for 5.3% of the balance sheet total in 2003 compared with 13.0% in the prior year; other long-term debt amounted to 70.0% of the balance sheet total against 54.8% in 2002.

Equity decreased by € 69.2 million to some € 82.1 million due to refinancing and changes in deferred taxes as a result of new tax laws. The equity ratio therefore dropped to 6.3% (prior year: 11.4%).

CAPITAL EXPENDITURES* AND DEPRECIATION AND AMORTIZATION** (IN € MILLION)


2003 | 42.5
39.1
2002 | 44.8
39.3
2001 | 36.7
38.5
Capital expenditures
Depreciation and amortization

CAPITAL EXPENDITURES

Pinpointed investment of € 42.5 million
Pinpointed investments support and guide our progress in productivity. In 2003, GROHE invested a total of € 42.5 million (prior year: € 44.8 million) in fixed assets, focusing on SAP R/3 and the modernization and extension of production facilities.

Major investment projects
At the Hemer plant, GROHE set up a new production management center (PMC) which combines the support functions for the production process under one roof.

This grouping makes production much more efficient and realizes synergies. It should speed up decision-making processes, make better use of existing know-how, reduce the time it takes to complete pilot productions and increase overall efficiency.

We will increase the production, productivity and quality of one-hand mixer cartridges through the introduction of two fully automatic assembly systems.

GROHE invested in combining new and existing components to form a partially automated production cell for core shooting, casting and punching; this increases productivity and reduces inventories and through-put times.

* *Additions to property, plant and equipment and software*

** *Excluding depreciation and amortization on fair value step up*

To optimize production quality, we have developed an automated surface monitoring system to prevent further processing of defective parts before the electroplating stage.

We have converted our assembly systems around the world to a "U" layout. This has considerably increased flexibility and productivity.

For the newly developed universal discharge valve, we have installed an assembly system at our plant in Porta Westfalica that has cut standard production costs by 50% and reduced the number of discharge valves at GROHE to three standard valves.

We pressed ahead with the group-wide implementation of the standard software SAP R/3 in 2003. SAP R/3 was introduced in the United States and the full SAP R/3 logistics chain was successfully put into operation at our production facility in Herzberg for the first time. Preparations were also made for the implementation of SAP R/3 at the Hemer and Lahr plants and at the logistics centers in Hemer and Porta Westfalica and the German marketing subsidiary. Implementation was completed as of January 1, 2004.

In response to the growing dependency of our business processes on the availability of the IT systems, we set up a backup computer center in Menden to provide the required computer capacity in the event of a failure at the primary computer center. This forms the basis for efficient and secure IT systems for the planned global consolidation of the IT landscape.

[illegible]

Basis of our R&D

Increasing globalization in Europe determined the focus of our R&D work. We concentrated in 2003 on country-specific product adaptations and changes to products in order to reduce production cost and to meet tighter legal requirements for the quality of drinking water.

For this purpose, we used alternative materials and adapted the relevant processes and procedures, such as the cleaning stages. Basic research ensures that the effectiveness and suitability of such materials and processes is investigated and established early on. We worked closely with universities and other institutions in this context, and take an active part in the work of relevant bodies in order to identify further requirements as they come to light.

Development of new components and functions
In the pre-development field, we achieved important milestones in the new development of components for future products in 2003. The focus was on further reducing the size of functional components and improving key control components. Increasing safety for the user was one of the main priorities alongside added functions.

Moving towards business excellence in the innovation process
In association with the strategic product groups, we optimized the measurement criteria and enhanced the selection process in order to identify the ideas that offer the most promise of implementation and success.

The results have been set out in product and technology roadmaps that will be updated at regular intervals. Here we have reached one of the most important cornerstones in the innovation process that will lead us to "business excellence at all levels". We use benchmark tests for the continuous optimization of our processes in order to further extend our leading position in the international field.

New innovation and design center planned
To put potential synergies and customer needs to work for the development of highly innovative product ideas, we planned a state-of-the-art innovation center in 2003 which is being built next to the GROHE Design Center just a stone's throw away from our Hemer plant. Here we will bring together all the functions involved in the innovation process in order to encourage knowledge sharing and foster a creative environment for new ideas to promote and accelerate the innovation process.

STRATEGIC GROUP PROCUREMENT

Further centralization of procurement
In 2003 we integrated further local units into our central procurement function, which is now in charge of more than 80% of the Group's purchasing volume (€ 428 million). We transferred procurement activities from abroad and from other areas as well as the procurement department of the Porta Westfalica plant to the central function.

Global sourcing intensified
We tripled our purchasing volume in the markets of the Far East in 2003 and began to place orders for manpower-intensive parts and components in low-wage countries. Foreign orders now account for over 25% of total production material.

Supplier consolidation
We further consolidated the number of suppliers in 2003 to optimize procurement processes. Following the group-wide introduction of a defined supplier evaluation process, we are now preparing a supplier management manual which sets out the strategic focus and our requirements of suppliers.

e-procurement process implemented
We are creating further potential for the reduction of our supplier base by electronically pooling volumes for system suppliers in an SAP-driven e-procurement process. Our experience thus far shows that current procurement times can be cut significantly in some cases.

PROCUREMENT VOLUME BY MATERIAL CATEGORY (IN %)


Production material | 63%
Non-production material | 37%

Purchase prices for materials reduced by 3.5%
We have succeeded in cutting purchase prices for materials by 3.5% through price negotiations, stepping up procurement activities in Asia and establishing cost optimization processes together with suppliers as part of the total cost management system recently introduced.

PRODUCTION

Rationalization effects of € 11.5 million
We achieved rationalization effects of some € 11.5 million thanks to the continuous optimization of processes and product design. In this context, the contribution made by the employee suggestion scheme deserves special mention. Our employees submitted over 6,300 suggestions resulting in savings of € 2.0 million.

International manufacturing strategy
As part of our international manufacturing strategy to optimize production processes and costs, we integrated the production for Eichelberg and Eggemann products in Hemer in 2003. The operations of the Haldensleben plant were transferred to Hemer and Lahr. Production at the Herzberg plant is now focused on its core competency in high-quality shower systems and the supply of brass pipes to the other GROHE plants. The Hemer and Lahr plants will each concentrate in the future on certain product lines and core competencies in order to optimize capacity utilization at each plant and speed up the acquisition of further core competencies.

Significant savings result from the reorganization of the German plants and the increase in production volumes at the foreign production facilities.

HEADING FOR QUALITY LEADERSHIP

GROHE BEST – objective and content of customer focus

Since 2003 we have grouped all programs, projects and methods to make processes systematically more effective and efficient under the motto "GROHE BEST".

Global quality management

After the audit of the plants in Portugal, Thailand and Canada during the fiscal year, all our business locations have now been certified in accordance with the new ISO 9001, except for China, where operations are still in the start-up phase.

Q 2000+ successful once again

We named the plant in Albergaria, Portugal, best team of 2003 at the ISH 2003. This plant succeeded in slashing non-conformance costs by 41% against the prior year. The Hemer plant's performance was also outstanding, with non-conformance costs at 4.8% of production costs – this is the GROHE record for a full production plant.

Results in 2003

We succeeded in reducing the non-conformance costs at the GROHE Group plants by another 6% (€ 1.2 million).

FURTHER OPTIMIZATION OF LOGISTICS

We were again able to meet our customers' demanding logistics requirements, especially in exports, in 2003. For example, we increased the percentage of direct deliveries from our German logistics centers to foreign customers and further optimized inventory management and orders at German wholesalers (vendor managed inventories).

The installation of SAP R/3 in the United States and Germany allows us to map the entire supply chain for the largest foreign subsidiary in an integrated system and thus to reduce inventories while maintaining the same supply service.

SUBSEQUENT EVENTS

No events of significance for the assessment of the GROHE Group's net assets, financial position and results of operations occurred after the end of the fiscal year.

The standard software SAP R/3 was implemented at our plants in Hemer and Lahr, the logistics centers in Hemer and Porta Westfalica and our German marketing subsidiary.

Risk management system

Entrepreneurial activities invariably entail both risks and rewards. GROHE therefore attaches great importance to risk management to safeguard current and future profitability. Our business planning and decision-making processes are aimed at taking advantage of every single opportunity and identifying and controlling risks to the Company as a going concern. For GROHE, risk management is an integral part of the management, planning and controlling process. This entails in particular transparent reporting structures, clear responsibilities, continuous and rigorous planning and control mechanisms and detailed analyses of benefit and cost and of portfolios. The integral character of risk management is a particularly important aspect. It means covering all areas of the business as well as temporary structures such as projects.

Currency risk

GROHE is in business in over 130 countries and operates in more than 10 currencies. In 2003 GROHE generated some 30% of sales in currencies other than the euro. The currency exposure relates primarily to the US dollar and to a lesser extent to the Japanese yen, Canadian dollar and British pound. Currency exposure from sales in other currencies is insignificant.

Based on exchange rate trends, cash flows in foreign currencies are exchanged for euros at a fixed euro to foreign currency exchange rate in hedging transactions. This allows cash flows to be planned in euros.

Interest rate risk

GROHE is exposed to interest rate risks as long-term bank loans with variable interest rates are used to finance the business in addition to the fixed-interest bond. We reduce this risk by using interest rate derivatives to exchange the short-term variable rate related to the long-term bank debt for a long-term variable rate (with a cap) or fixed interest rate.

Use of derivatives

Financial derivatives used to hedge against foreign currency and interest rate exposure are concluded with international financial institutions. The credit risk related to the derivatives, i.e. the risk of counterparty default, is insignificant. GROHE does not use financial instruments for trading or speculative purposes.

Raw material risk

To minimize the risk of fluctuations in the market price of raw material commodities, especially brass, GROHE may enter into long-term commodity purchase contracts on a fixed-price basis instead of closing commodity forward contracts.

Environmental risk

GROHE is subject to strict environmental laws in Germany and other jurisdictions. Violators of these laws and regulations can be subject to substantial criminal and civil penalties, or even permanent closures of the relevant plants. GROHE establishes reserves for environmental risks when a loss is probable and reasonably estimable. Suitable steps have been taken in response to the risks identified at individual GROHE locations in prior years. Probable remediation costs provided for in the financial statements therefore only amount to € 24 thousand at December 31, 2003. Europe-wide certification of all major production facilities of the GROHE Group in accordance with the environmental management standard 14001 shows that environmental protection and the resulting requirements are particularly important to GROHE.

Legal risk

Concerning the conversion of Friedrich Grohe AG into Friedrich Grohe AG & Co. KG, some minority shareholders have used various legal remedies to appeal against the conversion into a limited partnership, the cash settlement offer and certain other resolutions of the shareholders' meeting of Friedrich Grohe AG & Co. KG. At the current stage of the arbitration proceedings, it appears possible that a higher cash settlement amount may be set. Otherwise we do not consider it likely that the proceedings will be successful. There are no significant pending or imminent legal disputes other than the aforementioned proceedings of the minority shareholders.

OUTLOOK

We expect economic growth to pick up further in 2004. The upturn in the global economy has gained in its strength and reach, driven by favorable financing conditions and a recovery in domestic demand in most regions.

According to leading economic research institutes, economic momentum in the euro area is set to pick up and generate almost 2% growth in 2004. Growth in North America is even forecast to rise to 3.5%. Growth in Asia is still vigorous, while it looks like the many years of stagnation have come to an end in Japan. Even the countries of Latin America are emerging from the doldrums.

With a slow upward trend in prices and just a gradual decrease in unemployment, industry is still not working to capacity in many countries. This is particularly true of the European construction industry, for which minimal growth is again forecast for 2004.

We expect positive stimulus for the sanitary markets from the upturn in the global economy forecast for 2004, although the different regions will vary in their development. Something of a recovery was seen in Germany in the fourth quarter of 2003, and we therefore expect the market to stabilize further. In our European markets outside Germany, we expect the United Kingdom, Scandinavia, Spain and Russia to be at the forefront of growth. We have paved the way for further growth in North America with the introduction of new product lines designed specifically for this market. We also expect our markets in Asia and the Middle East to generate further growth.

INDEPENDENT AUDITORS' REPORT

To Grohe Aktiengesellschaft:
We have audited the accompanying consolidated balance sheets of Grohe Aktiengesellschaft as of December 31, 2003 and 2002 and the related consolidated statements of operations, cash flows and changes in shareholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Grohe Aktiengesellschaft (formerly Grohe Holding GmbH) and subsidiaries for the year ended December 31, 2001 were audited by other auditors who have ceased operations as a foreign associate of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants. Those auditors expressed an unqualified opinion on those financial statements in their report dated April 23, 2002.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grohe Aktiengesellschaft as of December 31, 2003 and 2002 and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, on January 1, 2002 the Company changed its method of accounting for goodwill in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".

Eschborn/Frankfurt am Main, Germany
March 31, 2004

Ernst & Young AG
Wirtschaftsprüfungsgesellschaft

Groß	Voß
Wirtschaftsprüfer	Wirtschaftsprüfer

INDEPENDENT AUDITORS' REPORT

To Grohe Holding GmbH:

We have audited the accompanying consolidated statements of operations, cash flows and changes in shareholders' equity of Grohe Holding GmbH and subsidiaries for the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Grohe Holding GmbH and subsidiaries for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Eschborn/Frankfurt am Main, Germany
April 23, 2002

Arthur Andersen
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft mbH

Groß	Voß
Wirtschaftsprüfer	Wirtschaftsprüfer

This independent auditors' report is a copy of the previously issued report, the predecessor auditor has not reissued the report.

CONSOLIDATED STATEMENTS OF OPERATIONS

GROHE AKTIENGESELLSCHAFT

	Note	Year ended Dec. 31, 2003 €'000	Year ended Dec. 31, 2002 €'000	Year ended Dec. 31, 2001 €'000
Sales	2	884,756	898,262	880,781
Cost of sales		(498,353)	(517,321)	(512,549)
Gross profit		**386,403**	**380,941**	**368,232**
Selling, general and administrative expenses	2	(227,794)	(235,314)	(228,196)
Research and development		(25,850)	(24,190)	(20,066)
Amortization of goodwill		0	0	(35,758)
Amortization of tradename		(19,371)	(19,341)	(19,341)
Operating income		**113,388**	**102,096**	**64,871**
Interest income		3,124	3,324	3,367
Interest expense		(71,126)	(70,407)	(80,328)
Financial income (loss) from derivatives	18	(6,996)	23,696	(20,494)
Other income (expense), net	3	(14,761)	(7,650)	(2,434)
Income (loss) before income taxes and minority interests		**23,629**	**51,059**	**(35,018)**
Income tax (expense) benefit	4	(41,601)	(26,332)	5,828
Income (loss) before minority interests		**(17,972)**	**24,727**	**(29,190)**
Minority interests		(960)	(1,176)	(923)
Net income (loss)		**(18,932)**	**23,551**	**(30,113)**
Basic and diluted loss per common share	2	€ (0.37)		
Weighted average number of shares outstanding basic and diluted	2	51,374,300	n/a	n/a

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

GROHE AKTIENGESELLSCHAFT

ASSETS	Note	December 31, 2003 €'000	December 31, 2002 €'000
Current assets			
Cash and cash equivalents	2	56,623	71,299
Restricted cash	2	31,104	31,274
Accounts receivable			
Trade accounts receivable less allowance for doubtful accounts of € 7,688 and € 6,455 at December 31, 2003 and 2002, respectively	2	154,091	143,203
Due from equity method investees		2,998	1,810
		157,089	**145,013**
Inventories	5	112,511	108,195
Deferred income taxes	4	9,000	5,146
Prepaid expenses		1,365	1,498
Land and buildings held for sale		1,339	0
Other current assets	6	40,210	33,050
Total current assets		**409,241**	**395,475**
Deferred income taxes	4	**2,626**	**1,329**
Other noncurrent assets	7	**27,178**	**23,831**
Property, plant and equipment	8		
Land, buildings and improvements, net		128,489	129,162
Equipment and machinery, net		27,667	28,309
Other factory and office equipment, net		43,761	48,274
Advances and construction in process		11,606	13,261
		211,523	**219,006**
Intangible assets	9		
Tradename, net		207,953	226,817
Software and other intangible assets, net		16,962	11,226
Intangible pension asset		10	202
		224,925	**238,245**
Goodwill, net	9	**440,424**	**445,011**
Total assets		**1,315,917**	**1,322,897**

LIABILITIES AND SHAREHOLDERS' EQUITY

	Note	December 31, 2003 €'000	December 31, 2002 €'000
Current liabilities			
Current maturities of long-term debt to banks	13	38,800	73,184
Current maturities of capital leases	13	298	656
Short-term debt to banks	11	2,230	4,054
Trade accounts payable		24,019	34,599
Current tax liabilities		25,281	16,780
Deferred tax liabilities	4	168	0
Other accrued expenses and current liabilities	12	149,963	142,910
Total current liabilities		**240,759**	**272,183**
Noncurrent liabilities			
Long-term debt to banks	13	487,062	279,954
Long-term debt to related parties	13	54,165	133,148
Long-term debt to shareholders	13	16,103	39,526
Bonds	13	200,000	200,000
Capital leases	13	220	518
Pension and similar obligations	14	161,264	152,400
Other accrued expenses and noncurrent liabilities		17,830	16,435
Deferred income taxes	4	54,416	75,297
Total noncurrent liabilities		**991,060**	**897,278**
Commitments and contingencies	16		
Minority interests in consolidated subsidiaries		**1,959**	**2,068**
Shareholders' equity	15		
Share capital		0	51,374
Common stock, no par value, 51,374,300 shares authorized and issued at December 31, 2003		51,374	0
Additional paid in capital, net of subscription receivable of € 299 and € 283 at December 31, 2003 and 2002, respectively		117,173	163,204
Deferred compensation		(1,104)	(1,788)
Accumulated deficit		(76,442)	(57,510)
Accumulated other comprehensive loss		(8,862)	(3,912)
Total shareholders' equity		**82,139**	**151,368**
Total liabilities and shareholders' equity		**1,315,917**	**1,322,897**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

[illegible] AKTIENGESELLSCHAFT

	Note	Share capital/ Common stock €'000	Additional paid in capital €'000
Balance at December 31, 2000		**50,893**	**158,265**
Capital increase	15	110	267
Subscription receivable	15		(267)
Treasury share transaction			97
Increase in additional paid in capital related to long-term debt to shareholders and related parties	13		110
Comprehensive income (loss):			
Net loss			
Foreign currency translation adjustment			
Minimum pension liability adjustment	14		
Total comprehensive loss			
Balance at December 31, 2001		**51,003**	**158,472**
Capital increase	15	371	1,163
Deferred compensation charge	15		3,569
Amortization of deferred compensation	15		
Comprehensive income (loss):			
Net income			
Foreign currency translation adjustment			
Minimum pension liability adjustment	14		
Total comprehensive income			
Balance at December 31, 2002		**51,374**	**163,204**
Repayment of long-term debt to related parties and shareholders	13		(46,031)
Amortization of deferred compensation	15		
Comprehensive income (loss):			
Net loss			
Foreign currency translation adjustment			
Cash flow hedges	18		
Minimum pension liability adjustment	14		
Total comprehensive loss			
Balance at December 31, 2003		**51,374**	**117,173**

	Accumulated other comprehensive income (loss)					
Deferred compen-sation	Accu-mulated deficit	Foreign currency translation adjustment	Deferred gain on hedge contracts	Minimum pension liability	Total shareholders' equity
€'000	€'000	€'000	€'000	€'000	€'000
0	**(50,948)**	**9,814**	**0**	**0**	**168,024**
					377
					(267)
					97
					110
	(30,113)				(30,113)
		1,765			1,765
				(225)	(225)
					(28,573)
0	**(81,061)**	**11,579**	**0**	**(225)**	**139,768**
					1,534
(3,569)					0
1,781					1,781
	23,551				23,551
		(15,008)			(15,008)
				(258)	(258)
					8,285
(1,788)	**(57,510)**	**(3,429)**	**0**	**(483)**	**151,368**
					(46,031)
684					684
	(18,932)				(18,932)
		(12,694)			(12,694)
			8,129		8,129
				(385)	(385)
					(23,882)
(1,104)	**(76,442)**	**(16,123)**	**8,129**	**(868)**	**82,139**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[illegible]

	Note	Year ended Dec. 31, 2003 €'000	Year ended Dec. 31, 2002 €'000	Year ended Dec. 31, 2001 €'000
Cash flows from operating activities:				
Net income (loss)		(18,932)	23,551	(30,113)
Minority interests in income of subsidiaries		960	1,176	923
Adjustments to reconcile net income (loss) to net cash provided by operating activities				
Depreciation of fixed assets	8	35,210	47,872	54,078
Amortization of goodwill and tradename	9	19,371	19,341	55,099
Amortization of software and other intangibles	9	4,896	4,020	3,372
Impairment of long-lived assets	2	300	2,858	765
Deferred income taxes		9,969	(4,418)	(24,116)
Income from equity method investees		(385)	(938)	(216)
Noncash compensation		684	1,781	0
(Gains) losses from disposal of long-lived assets, net		490	(148)	(34)
Derivative financial instruments		15,045	(16,119)	13,800
Expenses related to the refinancing of loans from related parties and shareholders		14,843	0	0
Accrued interest on long-term debt to related parties and shareholders	13	10,462	17,810	15,962
Changes in operating assets and liabilities				
Accounts receivable		(14,554)	9,910	(15,578)
Inventories	5	(6,794)	(1,297)	22,287
Prepaid expenses and other assets		4,046	9,217	54,136
Accounts payable		(10,580)	8,088	(3,835)
Pension and similar obligations	14	8,556	8,947	3,671
Other accrued expenses and liabilities		14,239	11,097	(12,342)
Net cash provided by operating activities		**87,826**	**142,748**	**137,859**
Cash flows used for investing activities:				
Purchases of property, plant and equipment		(31,239)	(36,549)	(32,510)
Proceeds from sale of property, plant and equipment		199	1,435	2,727
Proceeds from sale of property, plant and equipment to related parties		0	1,960	0
Purchases of intangible assets		(11,274)	(8,222)	(4,165)
Purchases of shares from minorities		(2,890)	(206)	(209)
Dividends received from equity method investees		771	398	583
Net cash used for investing activities		**(44,433)**	**(41,184)**	**(33,574)**

	Note	Year ended Dec. 31, 2003 €'000	Year ended Dec. 31, 2002 €'000	Year ended Dec. 31, 2001 €'000
Cash flows used for financing activities:				
(Increase) decrease in restricted cash	2	170	(1,324)	7,667
Increase (decrease) in short-term debt to banks	11	(1,572)	36	0
Proceeds from issuance of long-term debt to banks	13	550,000	0	0
Principal payments on long-term debt to banks	13	(378,141)	(79,722)	(108,216)
Proceeds from issuance of long-term debt to related parties and shareholders	13	0	0	378
Payments on long-term debt to related parties and shareholders	13	(200,000)	0	0
Refinancing charges		(28,917)	0	0
Proceeds from issuance of shares	15	0	1,534	110
Purchase of treasury shares	15	0	0	(905)
Sale of treasury shares	15	0	0	1,002
Other		907	(22)	(52)
Net cash used for financing activities		**(57,553)**	**(79,498)**	**(100,016)**
Effect of foreign exchange rate changes on cash and cash equivalents		(516)	(1,044)	(234)
Net increase (decrease) in cash and cash equivalents		**(14,676)**	**21,022**	**4,035**
Cash and cash equivalents				
At beginning of year		71,299	50,277	46,242
At end of year		56,623	71,299	50,277
Supplemental disclosure of cash flow information				
Interest paid		44,193	49,388	67,098
Income taxes paid (benefits received), net		27,814	21,485	(34,409)
Other payments to related parties		2,899	1,273	1,153

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

GROHE AKTIENGESELLSCHAFT

All amounts in thousands of euro, except where stated

1. THE COMPANY

Grohe Aktiengesellschaft and its subsidiaries ("GROHE", "GROHE Group" or the "Company") design, manufacture and market an extensive range of (1) sanitary fittings, such as faucets, showerheads and related accessories, and shower systems, and (2) sanitary technology products, such as flushing and installation systems and water management systems. The business strategy of GROHE focuses on the medium- and high-end of the sanitary products market. The Company's main customers are sanitary wholesalers who sell sanitary products to the respective retailers. GROHE's major markets are Germany, rest of Europe, North America, the Middle East and the Far East.

Grohe Aktiengesellschaft, with its corporate headquarters in Hemer, Germany, was originally formed in 1999 as a limited liability company under German law and was converted into a stock corporation in October 2003. In 1999 Grohe Aktiengesellschaft acquired 96.9% of the shares in Grohe Water Technology AG & Co. KG ("Grohe Water Technology") and subsequently increased its shareholdings in that company to 99.6% as of December 31, 2000 and to 99.7% as of December 31, 2003. As a holding company, Grohe Aktiengesellschaft does not directly conduct any business operations. Business operations are carried out by Grohe Water Technology and its subsidiaries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles ("US GAAP").

The Company maintains its financial records in accordance with the German Commercial Code, which represents accounting principles generally accepted in Germany ("German GAAP"). Generally accepted accounting principles in Germany vary in certain significant respects from US GAAP. Accordingly, the Company has recorded certain adjustments in order that these financial statements are in accordance with US GAAP.

The assets, liabilities and results of operations of entities in which the Company has a controlling interest have been consolidated. Investments in which the Company exercises significant influence, but which it does not control (generally 20-50% ownership interest) are accounted for under the equity method of accounting. All significant intercompany accounts and transactions have been eliminated. Minority interests represent the shares held by outside shareholders in the fully consolidated companies.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires the management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reporting currency and foreign currency translation
The Company's reporting currency is the euro. The Company follows the translation policy as provided by Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation". The functional currency of each of the subsidiaries is the currency of the primary economic environment in which the subsidiary operates, generally the local currency of the country in which the subsidiary is located. Accordingly, assets and liabilities of the foreign subsidiaries are translated at the rate of exchange at the balance sheet dates. Income and expense items are translated at the average exchange rate prevailing throughout the year. Translation differences between the balance sheet and the income statement are included in accumulated other comprehensive income in the consolidated financial statements.

Transactions denominated in foreign currencies are recorded in euro at the rate of exchange in effect at the date of the transaction and are subsequently adjusted to the exchange rate in effect at the balance sheet date or settlement date, if earlier, which resulted in net foreign currency transaction gains and (losses) of € 1,473, € 20,118 and € (14,387) for the years ended December 31, 2003, 2002 and 2001, respectively. These amounts include net gains and (losses) from currency derivatives of € 27,952 and € (15,438) that were recognized in financial income (loss) from derivatives for the years ended December 31, 2002 and 2001, respectively. Please refer to Note 18 for further information on currency derivatives.

The exchange rates of significant currencies for the Company reflected in the consolidated financial statements are as follows:

Euro exchange rates at		**Dec. 31, 2003**	**Dec. 31, 2002**
1	US dollar	0.80	0.96
1	Canadian dollar	0.61	0.61
1	pound sterling	1.42	1.53
100	Singapore dollar	46.87	55.11
100	Thailand baht	2.35	2.12
100	Japanese yen	0.75	0.80

Euro average exchange rates for the year ended		Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001
1	US dollar	0.89	1.06	1.11
1	Canadian dollar	0.63	0.68	0.72
1	pound sterling	1.45	1.59	1.61
100	Singapore dollar	50.92	59.27	62.27
100	Thailand baht	2.06	2.36	2.39
100	Japanese yen	0.76	0.85	0.92

Cash and cash equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

Restricted cash

Pursuant to the Company's senior credit facility agreement, the Company has agreed to deposit certain cash amounts into bank accounts, from which no withdrawals can be made by the Company other than in accordance with the above agreement. Restricted cash can only be used for principal and interest payments and expenses related to the acquisition of Grohe Water Technology.

Allowance for doubtful accounts

Management regularly assesses collectibility of accounts receivable and an allowance for doubtful accounts is provided for risk of non-collectibility of receivables. The allowance for doubtful accounts, deducted from accounts receivable in the balance sheet, developed as follows:

€'000	Balance at beginning of period	Foreign currency exchange rate changes	Additions charged to costs and expenses	Deductions	Balance at end of period
Year ended December 31, 2001	5,755	69	2,558	(1,674)	6,708
Year ended December 31, 2002	6,708	(385)	1,927	(1,795)	6,455
Year ended December 31, 2003	6,455	(467)	2,708	(1,008)	7,688

Deductions comprise of uncollectible accounts written off, less recoveries of accounts written off in prior years.

Inventories
Inventories consist of raw materials and supplies, work in process, finished goods, and goods purchased for resale. Inventories are shown at the lower of cost or market. Actual cost, using the weighted average method, is used to recognize raw materials and supplies, and goods purchased for resale. Manufacturing cost is used to value finished goods and work in process. Manufacturing cost includes direct labor, raw materials and manufacturing overhead. Obsolete, damaged and excess inventories are carried at the lower of cost or net realizable value.

Property, plant and equipment
Property, plant and equipment are stated at acquisition cost and depreciated using the straight-line method over the estimated useful life of the assets, ranging from 3 to 7 years for computer hardware, 3 to 10 years for plant and machinery, 3 to 15 years for other factory and office equipment and 25 to 40 years for buildings.

Cost includes major expenditures and replacements which extend useful lives or increase capacity; maintenance and repair costs are expensed as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the appropriate accounts. Any gains or losses on disposition of such assets are recorded as other income/expenses. Fully depreciated assets are retained in tangible fixed assets and depreciation accounts until they are removed from service.

Property, plant and equipment with immaterial acquisition cost are expensed as incurred.

Property held for future development, which consists of land intended to be used for further expansion of existing plants, is recorded at the lower of cost or market, amounting to € 1,665 and € 1,824 as of December 31, 2003 and 2002, respectively.

Goodwill and other intangible assets
Purchased intangible assets, other than goodwill, are initially recognized at acquisition cost. Intangible assets with a definite useful life are amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (see below). The useful live is determined separately for each asset and ranges from 3 to 5 years for software and 15 years for tradename.

The Company consistently applies AICPA Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". External direct costs of material and services consumed in developing or obtaining internal use computer software, payroll and payroll related costs for employees directly associated with the internal use software project incurred in the development stage have been capitalized and are amortized on a straight-line basis over 3 to 5 years.

Prior to the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets", goodwill derived from acquisitions that were completed before July 1, 2001, was capitalized and amortized over a period of 15 years through December 31, 2001. Goodwill acquired in business combinations after June 30, 2001, and intangible assets determined to have an indefinite useful life acquired after June 30, 2001, are not amortized in accordance with SFAS No. 142.

Goodwill and indefinite life intangible assets are tested for impairment at least annually and on an interim basis when events occur or circumstances change between annual tests that indicate the fair value of one of GROHE's reporting units is less than its carrying value. Under SFAS No. 142 the Company determines fair value by utilizing discounted cash flows. The fair value test required by SFAS No. 142 for goodwill and indefinite lived intangible assets includes a two-step approach. Under the first step, companies must compare the fair value of a reporting unit to its carrying value. A reporting unit is the level at which goodwill impairment is measured and it is defined as an operating segment or one level below it if certain conditions are met. If the fair value of the reporting unit is less than its carrying value, goodwill is impaired and companies must proceed with step two. Under step two, the amount of goodwill impairment is measured by the amount that the reporting unit's goodwill carrying value exceeds the "implied" fair value of goodwill. The implied fair value of goodwill can only be determined by deducting the fair value of all tangible and intangible net assets (including unrecognized intangible assets) of the reporting unit from the fair value of the reporting unit (as determined in step 1). In this step, companies must allocate the fair value of the reporting unit to all of the reporting unit's assets and liabilities (a hypothetical purchase price allocation).

SFAS No. 142 requires pro forma disclosure as if SFAS No. 142 had been in effect in 2001. GROHE's net income would have been as stated below due to reduced goodwill amortization:

€'000	Year ended Dec. 31, 2003	**Year ended Dec. 31, 2002**	**Year ended Dec. 31, 2001**
Reported net income (loss)	(18,932)	23,551	(30,113)
Add back: Goodwill amortization, net of income tax effects of € 5,105 in the year ended December 31, 2001	0	0	30,653
Adjusted net income	(18,932)	**23,551**	**540**

Impairment of long-lived assets
The Company evaluates the recoverability of the carrying amount of long-lived assets other than goodwill whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. An impairment loss is recognized if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. An impairment of assets to be held and used is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Long-lived assets to be disposed of by sale are recorded at the lower of their carrying amount or fair value less cost to sell and to cease depreciation (amortization). Fair values of assets have been determined on the basis of comparable transactions or expert appraisals. In the year ended December 31, 2003 the Company recorded an impairment loss of € 300 in selling, general and administrative expenses for an office building classified as held and used. In 2002 the Company adopted a plan to centralize production of three smaller production sites at its larger facilities. At December 31, 2002 these production sites were still recorded as held and used. Impairment charges of € 2,328 in 2002 relate to two of these three smaller production facilities and were included in cost of sales. Two of these former production sites are still recorded as held and used at year end 2003, one site has been classified as held for sale. Impairment losses related to land and buildings to be disposed of by sale amounted to € 530 and € 765 in the years ended December 31, 2002 and 2001, respectively, and were included in general and administrative expenses. These impairment charges relate to a former production site of the Company that was sold in June 2002 (Note 17). Impairment losses in all periods presented relate only to the Germany and direct exports segment of the Company.

Other noncurrent assets
Cost related to the issuance of debt are treated as a deferred charge and classified as a noncurrent asset. Debt issuance costs are amortized over the lives of the related debt using the effective interest method and classified as interest expense in the statement of operations.

Accrued liabilities
The valuations of pension liabilities and other post-retirement benefit obligations are based upon the projected unit credit method in accordance with SFAS No. 87, "Employers' Accounting for Pensions" and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", respectively.

Accrued liabilities for contingencies are recognized when an obligation to a third party has been incurred, the payment is probable and the amount can be reasonably estimated.

Income taxes
The Company utilizes the liability method of accounting for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Under the liability method, deferred taxes are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Earnings per share

Basic earnings per share is computed based on the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed based on the weighted average number of common shares outstanding during the period plus all potentially dilutive common shares. At December 31, 2003, GROHE had no potentially dilutive common shares outstanding.

In October 2003 the Company was converted from a limited liability company into a stock corporation. As a limited liability company in accordance with German law ("GmbH") the equity interests of the shareholders in the Company are not represented by a number of equal shares. Accordingly, there is no per share amount assignable to the Company for the years ended December 31, 2002 and 2001.

The total share capital of the Company remained unchanged throughout fiscal year 2003. Accordingly, the Company calculated basic and diluted earnings per share for fiscal year 2003 based on total number of 51,374,300 shares issued and outstanding at December 31, 2003 as if they had been outstanding the entire year.

Share-based compensation

The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and the related interpretations in accounting for share-based employee compensation. Had the compensation cost for the Company's share awards been determined based on the fair value at the grant dates consistent with the method prescribed by SFAS No. 123, "Accounting for Stock Based Compensation", the Company's net income or loss and earnings per share on a pro forma basis would have been as follows:

€'000	Year ended Dec. 31, 2003	Year ended Dec. 31, 2002	Year ended Dec. 31, 2001
Net income (loss), as reported	(18,932)	23,551	(30,113)
Add: Share-based compensation expense included in reported net income (loss)	684	1,781	0
Deduct: Total share-based compensation expense determined under fair value method	761	1,923	0
Pro forma net income (loss)	**(19,009)**	**23,409**	**(30,113)**
Basic and diluted loss per share – as reported	(0.37)	n/a	n/a
Basic and diluted loss per share – pro forma	(0.37)	n/a	n/a

The preceding pro forma amounts were determined using the minimum value method used for non-public companies with the following weighted average assumptions for grants in 2002 and 2001, respectively: dividend yields of 0%; risk free interest rates of 4.1%; expected lives of 3.4 and 1.7 years. Results may vary depending on the assumptions applied within the model.

Financial instruments and hedging activities

GROHE applies SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended. SFAS No. 133, as amended, requires that all derivative financial instruments are recorded in the consolidated balance sheets at fair value. For derivatives not explicitly designated as accounting hedges, changes in the fair value of derivatives are recorded each period in earnings. For derivatives designated as accounting hedges, changes in fair value are, depending on the type of hedge transaction, recorded in earnings or other comprehensive income. For a derivative designated as hedging the exposure to variable cash flows of a forecasted transaction the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

Note 18 contains further information on financial instruments used, the Company's hedging strategy, and the accounting for financial instruments.

Revenue recognition

Revenues are mainly generated through sales of finished products and further through sales of goods purchased for resale.

Revenues from the sales of finished products and goods purchased for resale are recognized when persuasive evidence of an arrangement exists, delivery of the products has occurred, the price for the transaction is fixed or determinable, and collectability is reasonably assured. Revenues are recognized net of sales incentives such as discounts, customer bonuses and rebates granted. Sales incentives are recognized as a reduction of revenue at the later of (1) the date at which the related revenue is recorded or (2) the date the sales incentive is offered. Shipping and handling fees billed to customers, if any, are recognized as revenues when the goods are shipped. Shipping costs are classified as selling expense and amounted to € 16,376, € 16,202, and € 14,458 for the years ended December 31, 2003, 2002 and 2001, respectively. Costs incurred for handling are recorded as selling expense and amounted to € 10,520, € 9,810, and € 10,100 for the years ended December 31, 2003, 2002 and 2001, respectively.

Advertising costs

Advertising costs are expensed as incurred. Advertising costs were € 34,635, € 38,746, and € 40,618 for the years ended December 31, 2003, 2002 and 2001, respectively.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrated credit risks consist primarily of cash and trade receivables. Concentration of credit risk with respect to accounts receivable is limited because a large number of customers in the individual sales regions make up the Company's customer base, thus spreading the credit risk. Cash is held at major financial institutions. Although in case of failure of these financial institutions the theoretical risk is the replacement cost of the estimated fair value of the financial instruments, management believes, that the risk of incurring losses is remote and that any such losses would be immaterial.

Reclassifications

The presentation of certain prior year information has been reclassified to conform to the current year presentation.

Recent accounting pronouncements

In January 2003, the FASB issued FIN No. 46 (revised December 2003), "Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51". FIN No. 46 (revised) addresses the consolidation of certain entities (variable interest entities) where the usual conditions for consolidation, such as control or majority voting interest, do not apply. Variable interest entities have commonly been referred to as special purpose entities. The revised FIN No. 46 became effective immediately for all variable interest entities created after January 31, 2003. For variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003 the revised FIN No. 46 became effective July 1, 2003. The adoption of FIN No. 46 did not have a material impact on the Company's financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The guidance has to be applied prospectively. The provisions of SFAS No. 149 that relate to Statement 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company's financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how a company classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classifies a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. SFAS No. 150 affects the issuer's accounting for three types of freestanding financial instruments. One type is mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets. A second type, which includes put options and forward purchase contracts, involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. The third type of instruments that are liabilities under this statement is obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares. SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety.

In addition to its requirements for the classification and measurement of financial instruments in its scope, SFAS No. 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company's financial statements.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosure *about Pension and Other Postretirement Benefits (revised 2003) – an amendment of* FASB Statements No. 87, 88, and 106". SFAS No. 132 requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. GROHE has adopted the new disclosure requirements as of December 31, 2003.

[illegible]

Other income (expense), net is comprised of the following:

€'000	Year ended Dec. 31, 2003	Year ended Dec. 31, 2002	Year ended Dec. 31, 2001
Expenses related to the refinancing of loans from related parties and shareholders	(14,843)	0	0
Professional services	(704)	0	(4,071)
Real estate transfer tax	(130)	(1,300)	0
Foreign currency gains (losses), net	1,473	(7,834)	1,051
Income from equity method investees	385	938	216
Miscellaneous	(942)	546	370
	(14,761)	**(7,650)**	**(2,434)**

In April 2003 GROHE partially refinanced loans from related parties and shareholders with the proceeds of a new senior facility. The loans from related parties and shareholders are subordinated to the bonds issued by the Company and, accordingly, the repayment of these loans required the consent of the bondholders. This consent was obtained in March 2003. With the funding of the new senior credit facilities to partially repay the loans from related parties and shareholders in April 2003, the consenting bondholders became entitled to receive a fee of 7.25% of the nominal value of the bonds. The aggregate fee amounted to € 12,933. The consent fee and other expenses of € 1,910 related to the consent solicitation process were included in other expense in the consolidated statements of operations as incurred.

In the year ended December 31, 2003 net currency gains and losses include a net gain from foreign currency forward contracts of € 8,977. Prior to January 1, 2003 the Company included all gains and losses from currency derivatives in financial income from derivatives as these instruments were generally not designated as accounting hedges.

The geographic components of income (loss) before income taxes and minority interests are as follows:

€'000	Year ended Dec. 31, 2003	Year ended Dec. 31, 2002	Year ended Dec. 31, 2001
Income (loss) before income taxes and minority interests			
Germany	(42,828)	(10,057)	(76,846)
Foreign	66,457	61,116	41,828
	23,629	**51,059**	**(35,018)**

The income tax expense (benefit) consists of the following:

€'000	Year ended Dec. 31, 2003	Year ended Dec. 31, 2002	Year ended Dec. 31, 2001
Current taxes			
Germany	9,050	9,628	1,348
Foreign	22,579	21,121	16,942
	31,629	**30,749**	**18,290**
Deferred taxes			
Germany	11,679	(4,387)	(25,490)
Foreign	(1,707)	(30)	1,372
	9,972	**(4,417)**	**(24,118)**
	41,601	**26,332**	**(5,828)**

In Germany GROHE is subject to corporate tax and trade tax on income. The German corporate tax rate was 25% for the years 2001 and 2002 and has been increased to 26.5% for 2003. The 1.5% increase applies only to 2003 and effective January 1, 2004, the corporate tax rate is reduced to 25% again. A solidarity surcharge of 5.5% is charged on corporate tax. Taking the impact of the surcharge into consideration, the federal corporate income tax was 26.4% in 2001 and 2002 and 28.0% in 2003. Prior to calculating corporate tax, trade tax on income is to be deducted from the taxable income. Trade tax rates vary from city to city. The weighted average tax rate for trade taxes applicable for GROHE is 16.0%. Including the expense effect of the trade tax on corporate income tax, the combined statutory tax rate for GROHE is 39.5% for the year 2003 and 38.2% for the years 2001 and 2002, respectively.

The tax rate of 38.2% was applied to measure deferred tax assets and liabilities of German GROHE Group companies as of December 31, 2003, 2002 and 2001 except for deferred tax assets and liabilities as of December 31, 2002 that were expected to be realized within the year 2003 and to which the rate of 39.5% was applied.

For foreign Group companies the applicable foreign statutory tax rates are used to measure deferred taxes.

A reconciliation of income taxes determined using the combined German statutory tax rate of 39.5% for the year ended December 31, 2003 and of 38.2% for the years ended December 31, 2002 and 2001 is as follows:

€'000	Year ended Dec. 31, 2003	Year ended Dec. 31, 2002	Year ended Dec. 31, 2001
Expected income tax expense (benefit)	**9,334**	**19,507**	**(13,377)**
Amortization of non tax-deductible goodwill	0	0	9,343
Effects of other non tax-deductible expenses	9,906	4,386	4,145
Effects of changes in German tax rates	0	367	0
Foreign tax rate differential, net	(4,171)	(2,737)	(976)
Tax benefit from change in tax status of subsidiaries	0	0	(2,855)
Tax effects from dividend distributions from German subsidiaries	0	0	(2,228)
Changes in valuation allowances on deferred tax assets	19,956	1,999	652
Tax on undistributed retained earnings in foreign subsidiaries	1,300	1,559	510
Tax expense related to repayment of long-term debt to related parties and shareholders (Note 13)	7,816	0	0
Other	(2,540)	1,251	(1,042)
Actual income tax expense (benefit)	**41,601**	**26,332**	**(5,828)**

Deferred tax assets and liabilities are summarized as follows:

€'000	Dec. 31, 2003	Dec. 31, 2002
Inventories	9,833	8,398
Pension liabilities	9,731	8,553
Other accrued liabilities	5,592	5,549
Derivatives	2,704	2,632
Net operating loss carryforwards	46,537	49,656
Receivables	2,710	1,705
Property, plant and equipment	4,347	2,014
Other	1,870	1,306
Deferred tax assets	**83,324**	**79,813**
Valuation allowances	(25,242)	(6,710)
Deferred tax assets, net of valuation allowance	**58,082**	**73,103**
Property, plant and equipment	(12,850)	(13,572)
Intangible assets	(58,840)	(65,730)
Derivatives	(6,405)	(5,390)
Debt issuance cost	(3,855)	(2,695)
Loans	(15,934)	(50,423)
Other accrued liabilities	(1,223)	(1,326)
Receivables	(663)	(717)
Other	(1,270)	(2,072)
Deferred tax liabilities	**(101,040)**	**(141,925)**
Net deferred tax liabilities	**(42,958)**	**(68,822)**

At December 31, 2003 and 2002, the GROHE Group had German corporate tax net operating loss carryforwards of € 167,323 and € 174,882 and foreign corporate tax net operating loss carryforwards of € 12,870 and € 11,091 and German trade tax net operating loss carryforwards of € 2,631 and € 1,728, respectively. Under current tax law, German corporate tax and trade tax net operating loss carryforwards do not expire. A new minimum taxation regime in Germany was implemented in the fourth quarter of 2003. Under this regime only 60% of taxable income can be offset against corporate income tax loss carryforwards. The majority of foreign corporate tax net operating loss carryforwards expire in 2009. The deferred tax assets, which have been set up for the net operating loss carryforwards, have been reduced by a valuation allowance if it is more likely than not, that some portion or all of the deferred tax asset will not be realized within the next three years. Depending upon changes in tax laws or the financial results of the respective Group companies, management's estimate of the amount of realizable tax assets may change, and accordingly, the valuation allowance may increase or decrease.

Various income tax years of the GROHE Group are unresolved with taxing authorities and are either currently under review or will be subject to review by taxing authorities. While the ultimate results cannot be predicted with certainty, the Company's management believes that the examination will not have a material adverse effect on its consolidated financial condition and results of operations.

Net deferred income tax assets and liabilities in the consolidated balance sheets are as follows:

€'000	Dec. 31, 2003	Dec. 31, 2002
Deferred tax assets		
Current	9,000	5,146
Noncurrent	2,626	1,329
	11,626	**6,475**
Deferred tax liabilities		
Current	(168)	0
Noncurrent	(54,416)	(75,297)
	(54,584)	**(75,297)**
Net deferred tax liabilities	**(42,958)**	**(68,822)**

The income tax expense (benefit) included in comprehensive income consists of the following:

€'000	Year ended Dec. 31, 2003	Year ended Dec. 31, 2002	Year ended Dec. 31, 2001
Income tax expense (benefit)	41,601	26,332	(5,828)
Income tax benefit on additional minimum pension liability	(129)	(155)	(142)
Income tax expense on deferred gains on cash flow hedges	5,024	0	0
	46,496	**26,177**	**(5,970)**

As of December 31, 2003 and 2002, GROHE provided additional German income taxes and foreign withholding taxes of € 1,056 and € 1,559 on undistributed retained earnings of € 29,600 and € 29,198, respectively, in foreign subsidiaries on future payout of these foreign earnings as dividends because these earnings are not intended to be permanently reinvested in those operations.

As of December 31, 2003 and 2002 GROHE did not provide income taxes or foreign withholding taxes on € 52,103 and € 42,987, respectively, in retained earnings of foreign subsidiaries because these earnings are intended to be indefinitely reinvested in those subsidiaries. To estimate the amount of unrecognized deferred tax liabilities for these undistributed earnings is impracticable.

5. INVENTORIES

Inventories as of December 31, 2003 and 2002 are comprised as follows:

€'000	Dec. 31, 2003	Dec. 31, 2002
Raw materials and supplies	31,987	27,581
Work in process	31,136	24,439
Finished goods and goods purchased for resale	49,388	56,175
	112,511	108,195

6. OTHER CURRENT ASSETS

Other current assets consist of the following:

€'000	Dec. 31, 2003	Dec. 31, 2002
Tax receivables	16,225	14,112
Currency derivatives	16,768	15,485
Prepayments and receivables from vendors	2,448	2,333
Receivables from sale of real property to related parties	1,824	0
Receivables from related parties for reimbursement of expenses	1,044	0
Miscellaneous	1,901	1,120
	40,210	33,050

7. OTHER NONCURRENT ASSETS

Other noncurrent assets consist of the following:

€'000	Dec. 31, 2003	Dec. 31, 2002
Debt issuance cost	19,441	16,353
Receivable from sale of real property to related parties	1,824	3,475
Cash in banks pledged for old-age part time obligations	2,272	0
Deposits	817	1,090
Investments in equity method investees	1,124	1,510
Miscellaneous	1,700	1,403
	[illegible]	**23,831**

Cost related to the issuance of debt are capitalized and amortized to interest expense over the lives of the related debt using the effective interest method. The various recorded debt issuance costs relate to long-term debt to banks, shareholders, related parties, and to the bonds. Amortization charges of capitalized debt issuance costs were € 10,436, € 4,079, and € 4,071 for the years ended December 31, 2003, 2002 and 2001, respectively. In March and April 2003 the Company refinanced its existing senior credit facility and a portion of the loans from related parties and shareholders with the proceeds of a new senior credit facility. Accordingly, amortization of debt issuance cost in 2003 includes € 6,302 debt issuance costs related to the refinanced senior credit facility and € 444 debt issuance cost related to the refinanced portion of loans from related parties and shareholders that were amortized to interest expense as of the repayment dates of the related debt. Estimated future amortization charges are as follows: 2004, € 3,322; 2005, € 3,283; 2006, € 3,169; 2007, € 2,964; 2008, € 2,671, and thereafter, € 4,032.

The Company has pledged cash amounts with a carrying value of € 2,272 as of December 31, 2003 to secure certain claims of German employees participating in the old-age part time program of the Company. The related obligations to employees are included in other accrued expenses and noncurrent liabilities in the consolidated financial statements of the Company.

8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment comprise of:

€'000	Dec. 31, 2003	Dec. 31, 2002
Cost		
Land, buildings and improvements	156,971	151,968
Equipment and machinery	80,789	70,848
Other factory and office equipment	106,201	100,001
Advances and construction in process	11,606	13,261
	355,567	**336,078**
Accumulated depreciation		
Land, buildings and improvements	28,482	22,806
Equipment and machinery	53,122	42,539
Other factory and office equipment	62,440	51,727
	144,044	**117,072**
Carrying amount		
Land, buildings and improvements	128,489	129,162
Equipment and machinery	27,667	28,309
Other factory and office equipment	43,761	48,274
Advances and construction in process	11,606	13,261
	211,523	**219,006**

Depreciation expense incurred is as follows:

€'000	Year ended Dec. 31, 2003	Year ended Dec. 31, 2002	Year ended Dec. 31, 2001
Land, buildings and improvements	6,467	6,570	6,518
Equipment and machinery	11,710	18,822	23,006
Other factory and office equipment	17,033	22,480	24,554
	35,210	**47,872**	**54,078**

Intangible assets comprise of:

€'000	Dec. 31, 2003	Dec. 31, 2002
Intangible assets subject to amortization		
Cost		
Tradename	290,776	290,269
Software	25,259	18,501
	316,035	**308,770**
Accumulated amortization		
Tradename	82,823	63,452
Software	8,297	7,275
	91,120	**70,727**
Carrying amount		
Tradename	207,953	226,817
Software	16,962	11,226
	224,915	**238,043**
Intangible assets not subject to amortization		
Intangible pension asset	10	202
Total carrying amount of intangible assets	**224,925**	**238,245**

The carrying amount of goodwill by operating segment changed as follows:

€'000	Germany and direct exports	European subsidiaries	Overseas subsidiaries	Total
Balance as of December 31, 2001	**338,833**	**57,714**	**56,008**	**452,555**
Effects of foreign currency exchange rate changes	0	(47)	(7,497)	(7,544)
Balance as of December 31, 2002	**338,833**	**57,667**	**48,511**	**445,011**
Effects of foreign currency exchange rate changes	0	(51)	(6,114)	(6,165)
Acquisitions	1,578	0	0	1,578
Balance as of December 31, 2003	**340,411**	**57,616**	**42,397**	**440,424**

Effective January 1, 2003 GROHE acquired the remaining minority interests in the Company's subsidiaries Rotter GmbH & Co. KG and Rotter Verwaltungsgesellschaft m.b.H. for a total purchase price of € 2,208. In connection with this acquisition GROHE recorded additional goodwill of € 1,578.

Additions relating to software of € 11,274, € 8,222 and € 4,451 primarily relating to the implementation of SAP were recognized in the years ended December 31, 2003, 2002 and 2001, respectively. Additions relating to tradename of € 507, € 154 and € 148 were recognized in the years ended December 31, 2003, 2002 and 2001, respectively. Software is amortized over 3 to 5 years and tradename is amortized over 15 years.

Amortization expense incurred is as follows:

€'000	Year ended Dec. 31, 2003	Year ended Dec. 31, 2002	Year ended Dec. 31, 2001
Tradename	19,371	19,341	19,341
Software	4,896	4,020	3,372
Goodwill	0	0	35,758
	24,267	**23,361**	**58,471**

Estimated amortization expenses related to intangible assets for the years 2004 to 2008 are as follows:

€'000	Amortization expense
Year ended December 31, 2004	24,813
Year ended December 31, 2005	24,787
Year ended December 31, 2006	21,838
Year ended December 31, 2007	21,838
Year ended December 31, 2008	20,611

The following table summarizes information about changes in long-lived assets in the year ended December 31, 2003.

€'000	per January 1, 2003	Foreign currency translation adjustment	At cost values Additions
Intangible assets and goodwill			
Goodwill	527,181	(7,309)	1,578
Intangible pension asset	202	(32)	0
Tradename	290,269	0	507
Software	18,501	(337)	11,274
Total intangible assets and goodwill	**836,153**	**(7,678)**	**13,359**
Property, plant and equipment			
Land, buildings and improvements	151,968	(595)	5,736
Equipment and machinery	70,848	247	4,678
Other factory and office equipment	100,001	(722)	11,103
Advances and construction in process	13,261	8	8,750
Total property, plant and equipment	**336,078**	**(1,062)**	**30,267**
Total long-lived assets	**1,172,231**	**(8,740)**	**43,626**

Retirements	Reclassi-fications	per Dec. 31, 2003	Accumulated amortization / depreciation per Dec. 31, 2003	Net book value as of Dec. 31, 2003	Accumulated amortization / depreciation per Dec. 31, 2002	Net book value per Dec. 31, 2002	Amortization / Depreciation expense for the year ended Dec. 31, 2003
0	0	521,450	81,026	440,424	82,170	445,011	0
160	0	10	0	10	0	202	0
0	0	290,776	82,823	207,953	63,452	226,817	19,371
3,889	(290)	25,259	8,297	16,962	7,275	11,226	4,896
4,049	**(290)**	**837,495**	**172,146**	**665,349**	**152,897**	**683,256**	**24,267**
340	202	156,971	28,482	128,489	22,806	129,162	6,467
1,439	6,455	80,789	53,122	27,667	42,539	28,309	11,710
6,243	2,062	106,201	62,440	43,761	51,727	48,274	17,033
19	(10,394)	11,606	0	11,606	0	13,261	0
8,041	**(1,675)**	**355,567**	**144,044**	**211,523**	**117,072**	**219,006**	**35,210**
12,090	**(1,965)**	**1,193,062**	**316,190**	**876,872**	**269,969**	**902,262**	**59,477**

The company reclassified € 1,339 (€ 1,965 at cost value less € 626 of accumulated depreciation) to land and buildings held for sale.

[illegible]

Short-term debt to banks

Short-term debt to banks is comprised of short-term loans denominated in Japanese yen of Grohe Japan Ltd. The weighted average interest rate on short-term debt to banks was 1.25% and 0.93% at December 31, 2003 and 2002, respectively.

Credit facilities

Unused credit lines available to the Company at December 31, 2003 and 2002 amounted to € 68,511 and € 70,058, respectively. Under the respective credit arrangements, the Company has the option to borrow amounts for general purposes. An amount of € 50,000 of the unused credit lines as of December 31, 2003 represents the revolving credit facility which is part of the new senior credit facility. Regarding the interest rate and covenants relating to the new senior credit facility we refer to Note 13. The remaining unused credit lines of € 18,511 at December 31, 2003 relate to various loans of operating subsidiaries of the Company.

[illegible]

Other accrued expenses and current liabilities are comprised of the following:

€'000	Dec. 31, 2003	Dec. 31, 2002
Customer bonuses and rebates	46,173	45,448
Accrued payroll and personnel related expenses	39,290	38,767
Accrued interest on long-term debt and bonds	13,093	9,163
Other taxes	11,519	11,135
Warranty and service costs	9,681	9,494
Credit balances in receivables	2,344	2,206
Outstanding invoices	5,627	4,439
Accrued fees for professional services	3,659	2,859
Liabilities to independent sales agents	2,302	4,060
Liabilities from interest rate derivatives	10,318	7,144
Other	5,957	8,195
	149,963	142,910

GROHE guarantees the performance of products delivered and services rendered generally for a period of up to two years in Germany and up to five years in other countries. In some foreign countries GROHE also grants a life time warranty for some product features. GROHE accrues a liability for expected warranty costs and similar obligations when a product is sold. Estimates for accrued warranty costs are primarily based on historical experience. Accruals for product warranties changed as follows:

€'000	Year ended Dec. 31, 2003	Year ended Dec. 31, 2002	Year ended Dec. 31, 2001
Balance at beginning of period	9,494	**8,534**	**8,157**
Foreign currency changes	(22)	(57)	(14)
Utilizations	(6,780)	(7,006)	(6,396)
Additions for warranties issued in respective year	6,989	8,023	6,787
Balance at end of period	9,681	**9,494**	**8,534**

13. LONG-TERM DEBT

A) Long-term debt to banks

Long-term debt to banks is as follows:

€'000	Dec. 31, 2003	Dec. 31, 2002
New senior credit facility A1	180,000	0
New senior credit facility A2	235,000	0
New senior credit facility B	100,000	0
Senior bank loan facility B	0	12,373
Senior bank loan facility C	0	59,171
Senior bank loan facility D	0	187,178
Senior bank loan facility F	0	76,694
Other bank loans of subsidiaries	10,862	17,722
Total long-term debt to banks	525,862	**353,138**
Less current maturities of long-term debt to banks	38,800	73,184
Long-term debt to banks	487,062	**279,954**

All of the above loans are denominated in euro except for the following. The bank debt of Grohe Siam Ltd. included above in "Other bank loans of subsidiaries" in an amount of € 2,793 and € 4,570 at December 31, 2003 and 2002, respectively, is payable in Thailand baht.

New senior credit facility

In March 2003 GROHE entered into an agreement with a syndicate of banks for a new senior credit facility. The new senior credit facility consists of four facilities, three term loan facilities A1, A2 and B in an aggregate amount of up to € 550,000, and the new revolving facility, in an aggregate amount of up to € 50,000. Principal payments on facilities A1 and A2 are due semi-annually with the final payment due on December 20, 2009. The principal amount of facility B is due in one lump-sum payment on July 20, 2010. Interest on all facilities is payable at EURIBOR or, in relation to any loan in a currency other than euro, LIBOR plus margin at the end of each interest period or, if the interest period exceeds six months, at the end of six months. The initial margin per year is 2.25% for facilities A1 and A2 and 2.75% for facility B. The margin will be reduced if the Company achieves certain ratios of total net debt to EBITDA, as defined in the senior credit facility agreement. In March 2003 the Company borrowed € 180,000 under facility A1 and € 150,000 under facility A2. GROHE used these proceeds of € 330,000 and existing cash to repay amounts outstanding under the old senior credit facilities of € 335,416. In April 2003 the Company borrowed additional € 120,000 under facility A2 and € 100,000 under facility B. GROHE used these proceeds of € 220,000 to repay € 200,000 of long-term debt to related parties and shareholders and to pay expenses related to the refinancing transactions.

The margin for the revolving credit facility is the same as for facilities A1 and A2. In addition, the Company pays a commitment fee of no more than 0.625% for the amount available under the revolving credit facility. As of December 31, 2003 no amounts were outstanding under the revolving facility.

Securitization of new senior credit facility

The new senior credit facilities A1, A2 and B, and the revolving facility are secured by the following:

- pledge by Grohe Beteiligungs AG & Co. KG of the shares in Grohe Geschäftsführungs AG with a carrying value of € 55;
- pledge by Grohe Beteiligungs AG & Co. KG of its partnership interest in Grohe Water Technology AG & Co. KG with a carrying value of € 643,326;
- pledge by Grohe Beteiligungs AG & Co. KG of its escrow account of € 31,104; and
- a bank account pledge by Grohe Beteiligungs AG & Co. KG relating to the Grohe Beteiligungs Mandatory Prepayment Account. No deposits were made to this account as of December 31, 2003.

The revolving facility and the new senior credit facility A1, which is owed by Grohe Water Technology AG & Co. KG, are also secured by the following:

- pledge by Grohe Water Technology AG & Co. KG of the shares or partnership interests, as the case may be, in Grohe Deutschland Vertriebs GmbH with a carrying value of € 23,922, Grohe Verwaltungsgesellschaft mbH with a carrying value of € 135, Grohe International GmbH with a carrying value of € 125,320, Schmöle GmbH & Co. with a carrying value of € 2,378, H.D. Eichelberg & Co. GmbH with a carrying value of € 1,444, and, together with Grohe Verwaltungsgesellschaft mbH, DAL GmbH & Co. KG with a carrying value of € 152,346;

- pledge by Grohe Geschäftsführungs AG of their partnership interests in Grohe Water Technology AG & Co. KG with a carrying value of € 1;

- a bank account pledge by Grohe Water Technology AG & Co. KG relating to the Grohe Water Technology AG & Co. KG Mandatory Prepayment Account. No deposits were made to this account as of December 31, 2003;

- account assignment by way of security of receivables (including intercompany loans) by Grohe Water Technology AG & Co. KG and Grohe Deutschland Vertriebs GmbH amounting to € 217,106;

- assignment by way of security of intercompany loans by Grohe International GmbH and DAL GmbH & Co. KG amounting to € 13,153;

- transfer by way of security of fixed and current assets by Grohe Water Technology AG & Co. KG amounting to € 114,324;

- assignment or pledges of the GROHE brands amounting to € 207,953;

- security over the shares in Grohe Nederland B.V. with a carrying value of € 14,127;

- security over the shares in Grohe America Inc. with a carrying value of € 50,771;

- security over the shares in Grohe Gesellschaft m.b.H., Vienna (Austria) with a carrying value of € 5,508;

- security over the shares in Grohe S.A.R.L. (France) with a carrying value of € 15,608;

- security over the shares in Grohe S.P.A. (Italy) with a carrying value of € 12,736;

- security over the shares in Grohe N.V. (Belgium) with a carrying value of € 12,333; and

- mortgages on properties of Grohe Water Technology AG & Co. KG and domestic subsidiaries of Grohe Water Technology AG & Co. KG with a carrying value of € 99,548.

All values of pledged assets as stated above are as of December 31, 2003.

Covenants related to new senior facility
The new senior credit facility contains customary operating and financial covenants, based on financial data produced under the accounting principles generally accepted in Germany, including, without limitation:

- requirement to maintain minimum ratios of consolidated operating cash flow to net debt service, each as defined in the new senior credit facility;
- the requirement to maintain minimum ratios of EBITDA to consolidated net finance charges, each as defined in the new senior credit facility;
- the requirement to remain under maximum ratios of total net senior debt to EBITDA, each as defined in the new senior credit facility; and
- the requirement to remain under maximum ratios of total net debt to EBITDA, each as defined in the new senior credit facility.

In addition, the new senior credit facility includes covenants relating to limitations on

- sales and other disposals;
- indebtedness;
- acquisitions;
- investments; and
- hedging.

As of December 31, 2003, the Company was in compliance with above covenants.

Contingent principal payments on the new senior facility
The new senior credit facility requires, among other things, the following to be used to make partial prepayments:

- certain portions from operating excess cash flow, as defined in the senior credit facility, of Grohe Water Technology AG & Co. KG and its subsidiaries in any fiscal year until the earlier of a qualified public offering or the time when the ratio of total net debt to EBITDA, each as defined in the new senior facility, falls below 2.5 to 1.0;

- any amount received from a breach of contract, warranty or indemnity claim against a vendor or its affiliates in connection with certain acquisitions, unless applied to prepay bank debt that has been incurred to finance such acquisition or to replace, reinstate, or repair any damaged asset giving rise to such claim or paid to third parties as required in connection with such claims, in each case within 18 months;
- proceeds from asset sales, other than in the ordinary course of business, so long as such asset sale occurred prior to a qualified public offering; and
- *any amounts received under an insurance policy claim, unless applied against the loss* for which such amounts were received or such claim arose following a qualified public offering.

Senior bank loan facilities
The Company repaid the senior bank loan facilities B, C, D and F in March 2003. Senior bank loan facilities B, C, and D with scheduled annual principal payments originally matured at December 30, 2006. Principal on senior bank loan facility F was originally payable as a lump-sum amount at December 30, 2006. Unamortized debt issuance cost of € 6,302 related to these loans were charged to interest expense as of the date of the early extinguishment of this debt.

Interest on all facilities was payable at EURIBOR plus margin. Applicable margins as of December 31, 2002 were 2.25% for facility B and D, 2.50% for facility C, and 3.00% for facility F.

Other bank loans of subsidiaries
Certain bank loans of operating subsidiaries of the Company maturing between 2004 and 2018 with interest payable at 5.05% to 7.07% as of December 31, 2003 and with interest payable at 4.95% to 7.25% as of December 31, 2002, respectively, were outstanding. These bank loans were mainly secured by mortgages on properties of subsidiaries of € 14,867 and € 24,330 at December 31, 2003 and 2002, respectively.

B) Bonds
On November 13, 2000 Grohe Aktiengesellschaft issued a debenture ("bonds") totaling € 200,000. The bonds were issued at the nominal value of € 1 or in multiples of € 1 and *are due at par on November 15, 2010. The bonds bear 11.5% interest per year.* Interest payments are made on May 15 and November 15 of each year. Accrued interest of € 2,875 as of December 31, 2003 and 2002, respectively, was included in current liabilities.

The bonds are subordinated to any indebtedness incurred under the new senior credit facility. The indenture includes certain rules regarding the early redemption of the notes.

The indenture describes certain criteria that have to be met in order to avoid an event of default. Certain deadlines regarding the timely provision of consolidated financial statements in accordance with US GAAP for the year ended December 31, 2000 to the trustee and the noteholders as well as the timely filing of a registration statement with the U.S. Securities and Exchange Commission (SEC) were not met by the Company. However, a default under the related clause does not constitute an event of default prior to a notification by the trustee and the failure to cure such default within the time specified in the indenture agreement after receipt of such notice.

The bonds provide for penalty interest in the event that certain requirements have not been met at the specified dates. The penalty interest rate starts at 0.5% and increases to a maximum of 1.5%. As a consequence of the failure to meet above deadlines GROHE had been subject to additional interest from May 14, 2001 to February 22, 2002.

GROHE's last remaining default was cured upon the effectiveness of its registration statement with the SEC on February 22, 2002 and as of this date interest was reduced to 11.5% again.

C) Long-term debt to related parties and shareholders

Related parties and shareholders of the Grohe Aktiengesellschaft have provided the Company with loans that bear a nominal interest at a rate of 5% per year. Principal and interest payments are subordinated to the total repayment of the new senior loans in 2009 and the bonds in November 2010.

As the contractual interest rate of 5% on the loans from related parties and shareholders was below the market interest rate at inception of the loans, interest has been imputed at a discount rate of 11.5% for accounting purposes. The difference between the net present value of the loans at inception and the cash amount received from shareholders and related parties was credited to additional paid in capital and deferred taxes at inception of the loans.

In July 2001 additional loans of € 378 were provided by related parties. Principal and interest payments are subordinated to the repayment of the bonds until November 2010 and the contractual interest rate is 5%. As the nominal interest of 5% per year is less than the market rate, interest has been imputed using a discount rate of 11.5% to arrive at the loans' net present value of € 200. The difference of € 178 between the cash provided of € 378 and the net present value of the loans of € 200 has been recorded as a credit to additional paid in capital in the amount of € 110 and a credit to deferred taxes in the amount of € 68.

On April 4, 2003 the Company made a cash payment of € 200,000 for the loans to related parties and shareholders to repay principal in the amount of € 154,931 and interest accrued at the contractual rate of 5% in the amount of € 45,069. As of the date of the repayment the total amount accrued for loans from related parties and shareholders including accrued interest amounted to € 177,735. The partial repayment of the loans from related parties and shareholders had to be accounted for as a capital transaction. Accordingly, the Company derecognized € 112,868 of the accrued long-term debt to related parties and shareholders. The difference of € 87,132 between the cash payment and the derecognized debt was debited to additional paid in capital in the amount of € 46,031, income tax expense in the amount of € 7,816 and deferred taxes in the amount of € 33,285.

As of December 31, 2003 and 2002, principal and interest accrued at the contractual rate of 5% on the loans from related parties and shareholders amounted to € 111,987 and € 304,672, respectively. Net of unamortized discount of € 41,719 and € 131,998 we recorded € 70,268 and € 172,674 as of December 31, 2003 and 2002, respectively, in our consolidated balance sheets for long-term debt from related parties and shareholders, which are comprised as follows:

Long-term debt to related parties:

€'000	Dec. 31, 2003	**Dec. 31, 2002**
BC Funds, Channel Islands	27,493	67,569
Teabar Capital Corp., Toronto, Canada	15,048	36,981
Capital d'Amérique CDPQ, Montreal, Canada	0	28,362
Caisse de dépôt et placement du Québec, Canada	11,540	0
Dr. Hellmut K. Albrecht, Munich, Germany	84	193
Cornelius Geber, Hamburg, Germany	0	43
Total related parties	54,165	**133,148**

BC Funds, if calculated together, Teabar Capital Corp. and Caisse de dépôt et placement du Québec each own and Capital d'Amérique CDPQ owned a share of more than 10% in the Company. Dr. Hellmut K. Albrecht is and Cornelius Geber was a member of the supervisory, respectively, advisory board of the Company.

Long-term debt to shareholders:

€'000	Dec. 31, 2003	Dec. 31, 2002
BdW GmbH & Co. KG, Frankfurt am Main, Germany	3,964	9,742
HVB-Offene Unternehmensbeteiligungs-AG, Munich, Germany	3,964	9,742
South Light Investment Pte. Limited, Singapore	3,964	9,742
HarbourVest III-Direct Fund L.P., Delaware, USA	2,379	5,845
Crescat Equity 1 Beteiligung GmbH & Co. KG, Hamburg, Germany	924	2,269
Laranjedo Servicios e Gestao Lda., Madeira, Portugal	793	1,949
Michel Guillet, Paris, France	47	115
Patrice Hoppenot, La Celle Saint Cloud, France	23	57
Raymond Svider, Paris, France	23	57
Cornelius Geber, Hamburg, Germany	18	0
Celia Guillet, Paris, France	1	3
Edouard Guillet, Paris, France	1	3
Vincent Festquet, Paris, France	1	1
Remi Terrail, Paris, France	1	1
Total shareholders	[illegible]	**39,526**

D) Capital leases

Other factory and office equipment includes computer hardware and telecommunication equipment under capital lease agreements of € 2,001 and € 3,132 as of December 31, 2003 and 2002, respectively. Accumulated depreciation includes depreciation of computer hardware and telecommunication equipment under capital lease agreements of € 1,523 and € 2,026 at December 31, 2003 and 2002, respectively. Depreciation expense on assets under capital lease agreements was € 628, € 1,419, and € 1,556 for the years ended December 31, 2003, 2002 and 2001, respectively.

Total minimum lease payments under the above capital lease contracts are comprised as follows:

€'000	
2004	335
2005	179
2006	56
2007	8
Thereafter	0
Total minimum lease payments	**578**
Less: amount representing interest	60
Present value of capital lease obligations	**518**
Current portion	298
Long-term portion	220

Lease terms generally range from 3 to 6 years.

E) Future maturities of long-term debt

Financial liabilities maturing during the next five years and thereafter are as follows:

€'000	Bank debt	Bond	Long-term debt to related parties and shareholders	Capital leases	Total
2004	38,800	0	0	298	39,098
2005	52,016	0	0	162	52,178
2006	65,845	0	0	50	65,895
2007	80,701	0	0	8	80,709
2008	90,706	0	0	0	90,706
Thereafter	197,794	200,000	70,268	0	468,062
Total long-term debt	**525,862**	**200,000**	**70,268**	**518**	**796,648**

14. PENSIONS [illegible] OBLIGATIONS

Pension liabilities

The Company maintains a number of unfunded pension plans, covering substantially all German employees that joined the Company before January 1, 2001. As of January 1, 2001, the German plans have been closed for new hires. The plans provide for payment of retirement benefits and certain disability and survivors benefits. After meeting certain qualifications, an employee acquires a vested right for future benefits. In most cases, the benefits payable are determined on the basis of an employee's length of service, earnings and ranking. For its employees in the United States and the United Kingdom the Company maintains funded pension plans. The measurement date for the majority of the plans is December 31, 2003.

The Projected Benefit Obligation (PBO) developed as follows:

€'000	Dec. 31, 2003	Dec. 31, 2002
Projected benefit obligation at beginning of year	170,508	**154,177**
Foreign currency exchange rate changes	(1,027)	(907)
Service cost	5,656	5,196
Interest cost	9,418	9,274
Plan amendments	0	314
Actuarial losses	3,168	7,523
Benefits paid	(6,199)	(5,131)
Plan participants' contributions	62	62
Projected benefit obligation at end of year	[illegible]	**170,508**

Changes in plan assets relate only to the funded pension plans in the United States and the United Kingdom and were as follows:

€'000	Dec. 31, 2003	Dec. 31, 2002
Fair value of plan assets at beginning of year	[illegible]	**5,601**
Foreign currency exchange rate changes	(728)	(598)
Actual return on plan assets	807	(655)
Employer contributions	1,369	681
Plan participants' contributions	62	62
Benefit payments	(574)	(74)
Fair value of plan assets at end of year	[illegible]	**5,017**

A reconciliation of the funded status to the amounts recognized in the consolidated balance sheets is as follows:

€'000	Dec. 31, 2003	Dec. 31, 2002
Funded status*	(175,633)	**(165,491)**
Unrecognized prior service cost	793	993
Unrecognized actuarial losses	16,635	14,387
Net amount recognized	(158,205)	**(150,111)**

** Difference between the projected benefit obligation and the fair value of plan assets.*

Amounts recognized in the consolidated balance sheets consist of:

€'000	Dec. 31, 2003	Dec. 31, 2002
Prepaid pension cost	462	61
Accrued pension liability	(159,971)	(151,155)
Intangible assets	10	202
Accumulated other comprehensive income	1,294	781
Net amount recognized	158,205	**(150,111)**

The Accumulated Benefit Obligation (ABO) totaled € 159,023 and € 150,211 on December 31, 2003 and 2002, respectively.

Information for plans with an accumulated benefit obligation in excess of plan assets is as follows:

€'000	Dec. 31, 2003	Dec. 31, 2002
Projected benefit obligation	177,494	170,508
Accumulated benefit obligation	156,001	150,211
Fair value of plan assets	2,889	5,017

Net periodic pension cost comprised the following:

€'000	Year ended Dec. 31, 2003	Year ended Dec. 31, 2002	Year ended Dec. 31, 2001
Service cost	5,656	5,196	5,366
Interest cost	9,418	9,274	8,917
Expected return on plan assets	(317)	(377)	(424)
Amortization of unrecognized losses	115	81	24
Amortization of prior service cost	176	168	109
Gain from curtailment	0	0	(5,358)
Net periodic pension cost	**15,048**	**14,342**	**8,634**

The minimum liability included in other comprehensive income changed as follows:

€'000	Year ended Dec. 31, 2003	Year ended Dec. 31, 2002	Year ended Dec. 31, 2001
Increase in minimum liability included in other comprehensive income, before tax	514	413	367

The weighted average assumptions used to determine benefit obligations are:

	Dec. 31, 2003 %	Dec. 31, 2002 %
Discount rate	5.27	5.53
Rate of compensation increase	2.84	2.82
Increase in social security ceiling	2.75	2.75
Cost of living	1.53	1.76

The weighted average assumptions used to determine net periodic benefit cost are:

	Year ended Dec. 31, 2003 %	Year ended Dec. 31, 2002 %	Year ended Dec. 31, 2001 %
Discount rate	5.53	6.01	6.26
Rate of compensation increase	2.82	3.08	3.07
Expected long-term return on plan assets	6.78	7.78	7.85

The assumption of the expected long-term return on plan assets is intended to approximate the fund performance over a long time horizon. It is mainly based on historical returns for equities and fixed-income investments.

The plans investment policy is intended to provide conservation of capital and long-term growth of capital and income by investing in balanced mutual funds. These mutual funds are invested in equity and debt securities, real estate and cash as shown below:

	Dec. 31, 2003 %	Dec. 31, 2002 %
Equity securities	72.4	72.3
Debt securities	22.2	22.2
Real estate	1.9	2.1
Other	3.5	3.4
Total	100.0	**100.0**

The Company expects to contribute € 840 to the funded plans in 2004.

Estimated future benefit payments are as follows:

€'000	
2004	6,222
2005	7,739
2006	7,241
2007	8,378
2008	9,350
2009-2013	53,705

Other postretirement benefits
GROHE provides certain postretirement benefits to its employees in the US. The plan covers medical, dental and life insurance premiums. The following tables set out information in respect to this plan. The measurement date for the plan is December 31.

The projected postretirement benefit obligation developed as follows:

€'000	Dec. 31, 2003	Dec. 31, 2002
Projected postretirement benefit obligation at beginning of year	3,488	**1,887**
Foreign currency exchange rate changes	(504)	(497)
Service cost	103	99
Interest cost	173	131
Actuarial (gains) losses	(960)	1,935
Plan participants' contributions	5	0
Benefits paid	(71)	(67)
Projected postretirement benefit obligation at end of year	2,234	**3,488**

A reconciliation of the funded status to the amounts recognized in the consolidated balance sheets is as follows:

€'000	Dec. 31, 2003	Dec. 31, 2002
Funded status	(2,234)	**(3,488)**
Unrecognized actuarial losses	941	2,243
Net amount recognized	(1,293)	**(1,245)**

Net periodic postretirement benefit costs comprised the following:

€'000	Year ended Dec. 31, 2003	Year ended Dec. 31, 2002	Year ended Dec. 31, 2001
Service cost	103	99	43
Interest cost	173	131	47
Amortization of unrecognized (gains) losses	74	33	(23)
Net periodic postretirement costs	350	**263**	**67**

The assumptions used in calculating the actuarial values for postretirement benefits are as follows:

	Dec. 31, 2003	Dec. 31, 2002
Discount rate	6.25%	7.00%
First year health care cost trend rate	10.25%	6.00%
Ultimate health care cost trend rate	5.75%	6.00%
Years to reach ultimate cost trend rate	9	n.a.

The discount rates used to determine net periodic benefit costs were:

	Year ended Dec. 31, 2003	Year ended Dec. 31, 2002	Year ended Dec. 31, 2001
	%	%	%
Discount rate	7.00	7.00	6.75

The effects of a one-percentage point change in assumed health care cost trend rates are presented in the following table:

€'000	1-percentage point increase	1-percentage point decrease
Effect on total of service and interest cost components	48	(62)
Effect on accumulated postretirement benefit obligation	295	(514)

The Company expects to contribute € 66 to the plan in 2004.

Estimated future benefit payments are as follows:

€'000	
2004	66
2005	73
2006	80
2007	86
2008	93
2009-2013	504

15. SHAREHOLDERS' EQUITY

Share capital

Effective October 6, 2003 the Company has been converted from a limited liability company to a stock corporation. 51,374,300 registered common shares without par value were authorized and issued as of December 31, 2003. Each share has a notional value of € 1.00 of the nominal share capital of the Company. The equity of a limited liability company is not represented by a number of equal shares and each shareholder holds a certain amount of the total nominal capital of the Company. GROHE shareholders and their respective shares in nominal amounts and as percentages at December 31, 2003 and 2002 are presented in the following table:

	Dec. 31, 2003		Dec. 31, 2002	
Shareholder	€'000	%	**€'000**	**%**
Teabar Capital Corp., Toronto, Canada	10,723	20.87	10,723	20.87
Capital d'Amérique CDPQ, Montreal, Canada	0	0.00	8,224	16.01
Caisse de dépôt et placement du Québec, Canada	8,224	16.01	0	0.00
BdW GmbH & Co. KG, Frankfurt am Main, Germany	2,825	5.50	2,825	5.50
HVB-Offene Unternehmensbeteiligungs-AG, Munich, Germany	2,825	5.50	2,825	5.50
South Light Investment Pte. Limited, Singapore	2,825	5.50	2,825	5.50
BC European Capital VI-1, Channel Islands	1,837	3.58	1,837	3.58
BC European Capital VI-2, Channel Islands	1,837	3.58	1,837	3.58
BC European Capital VI-3, Channel Islands	1,837	3.58	1,837	3.58
BC European Capital VI-9, Channel Islands	1,812	3.53	1,812	3.53
BC European Capital VI-4, Channel Islands	1,804	3.51	1,804	3.51
BC European Capital VI-5, Channel Islands	1,791	3.49	1,791	3.49
BC European Capital VI-6, Channel Islands	1,789	3.48	1,789	3.48
BC European Capital VI-10, Channel Islands	1,787	3.48	1,787	3.48
BC European Capital VI-7, Channel Islands	1,780	3.46	1,780	3.46
BC European Capital VI-8, Channel Islands	1,779	3.46	1,779	3.46
HarbourVest III-Direct Fund L.P., Delaware, USA	1,695	3.30	1,695	3.30
Crescat Equity 1 Beteiligung GmbH & Co. KG, Hamburg, Germany	658	1.28	658	1.28
Laranjedo Servicios e Gestao Lda., Madeira, Portugal	565	1.10	565	1.10
BC European Capital VI-12, Channel Islands	368	0.71	368	0.71
Peter Körfer-Schün, Dortmund, Germany	353	0.69	353	0.69
Dr. Rainer S. Simon, Isernhagen, Germany	353	0.69	353	0.69
Detlef Spigiel, Gevelsberg, Germany	228	0.44	228	0.44
Michael Grimm, Dreieich-Buchschlag, Germany	186	0.36	186	0.36
Stephan M. Heck, Mannheim, Germany	186	0.36	186	0.36
BC European Capital V-3, Channel Islands	179	0.35	179	0.35
BC European Capital V-5, Channel Islands	178	0.35	178	0.35
BC European Capital V-4, Channel Islands	176	0.34	176	0.34

Shareholder	[illegible]		Dec. 31, 2002	
	€'000	%	€'000	%
BC European Capital V-1, Channel Islands	164	0.32	164	0.32
BC European Capital V-2, Channel Islands	164	0.32	164	0.32
BC European Capital V-6, Channel Islands	156	0.30	156	0.30
BC European Capital VI-11, Channel Islands	134	0.26	134	0.26
Dr. Hellmut K. Albrecht, Munich, Germany	60	0.12	60	0.12
Michel Guillet, Paris, France	33	0.07	33	0.07
BC European Capital VI-14, Channel Islands	17	0.03	17	0.03
Patrice Hoppenot, La Celle Saint Cloud, France	17	0.03	17	0.03
Raymond Svider, Paris, France	17	0.03	17	0.03
Cornelius Geber, Hamburg, Germany	10	0.02	10	0.02
Celia Guillet, Paris, France	1	0.00	1	0.00
Edouard Guillet, Paris, France	1	0.00	1	0.00
Vincent Festquet, Paris, France	0	0.00	0	0.00
Remi Terrail, Paris, France	0	0.00	0	0.00
Total	[illegible]	[illegible]	**51,374**	**100.00**

As of December 19, 2003 Capital d'Amérique CDPQ transferred its shares in Grohe Aktiengesellschaft to its parent company Caisse de dépôt et placement du Québec.

Peter Körfer-Schün, Detlef Spigiel, Michael Grimm and Stephan M. Heck are officers of the Company. Dr. Hellmut K. Albrecht and Dr. Rainer S. Simon are members of the supervisory board of the Company.

Comprehensive income

The changes in the components of other comprehensive income are as follows:

€'000	Year ended Dec. 31, 2003 Pretax	Year ended Dec. 31, 2003 Tax effect	Year ended Dec. 31, 2003 Net	Year ended Dec. 31, 2002 Pretax	Year ended Dec. 31, 2002 Tax effect	Year ended Dec. 31, 2002 Net	Year ended Dec. 31, 2001 Pretax	Year ended Dec. 31, 2001 Tax effect	Year ended Dec. 31, 2001 Net
Foreign currency translation adjustment	(12,694)	0	(12,694)	(15,008)	0	(15,008)	1,765	0	1,765
Additional minimum pension liability	(514)	129	(385)	(413)	155	(258)	(367)	142	(225)
Net gains on derivatives designated as cash flow hedges:									
Unrealized derivative gains	28,587	(10,918)	17,669	0	0	0	0	0	0
Reclassification of gains to net income	(15,434)	5,894	(9,540)	0	0	0	0	0	0
Net derivative gains included in comprehensive income	**13,153**	**(5,024)**	**8,129**	**0**	**0**	**0**	**0**	**0**	**0**
Total other comprehensive income (loss)	**(55)**	**(4,895)**	**(4,950)**	**(15,421)**	**155**	**(15,266)**	**1,398**	**142**	**1,540**

Retained earnings

Under German law, the amount of dividends available for distribution to shareholders is based on the earnings of Grohe Aktiengesellschaft (parent company only) as reported in its statutory financial statements determined in accordance with the German Commercial Code (Handelsgesetzbuch). In addition, dividend payments are restricted under the indenture related to the issuance of the bond. As a result of the above, no dividend distributions could be made as of December 31, 2003, 2002 and 2001.

Share based compensation

During 2002 and 2001 in accordance with a shareholders' agreement certain management executives were awarded shares of GROHE. The awards are subject to certain restrictions stipulated in a management equity participation agreement between the shareholders and the executives. In accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), the awards qualify for fixed plan accounting treatment. Accordingly, compensation cost is measured as the excess, if any, of the fair market value of the Company's shares at the measurement date over the exercise price. Compensation cost is recognized over the vesting period of the awards. The awards vest over the related executives employment contracts and are subject to accelerated vesting provisions when certain defined conditions are met such as a change in control or an initial public offering. The Company determines fair market value of the awards based on discounted cash flows when no other market related information is available. Deferred compensation costs represent the portion of unvested awards and are included as a component of shareholders' equity. The Company has no other share based compensation plans.

The employment contract of one of the managing directors was terminated in June 2001. In connection with this termination, the shares of the managing director were transferred at € 905 to GROHE as of July 24, 2001. In July 2001, these shares were granted at an exercise price of € 1,002 to a managing director of GROHE and two members of the supervisory board of Grohe Geschäftsführungs AG, a wholly owned subsidiary of GROHE. The grant date aggregate fair value of the shares was € 2,442.

In August 2001, the Company granted shares in the nominal value of € 110 to managing directors of the Company and a member of the advisory board. The aggregate grant date fair value of the shares was € 900. The aggregate exercise price of the shares was € 370. Payments of € 259 in excess of the nominal value of the granted shares is deferred until June 30, 2006. The deferred amounts bear interest at 6% per annum and interest is due at maturity. The cumulative unpaid interest in arrears was € 40 and € 24 at December 31, 2003 and 2002, respectively.

In July 2002, GROHE granted shares in the nominal value of € 371 to managing directors of the Company. The aggregate exercise price of the shares was € 1,534. The aggregate grant date fair value of the shares was € 3,132.

[illegible]

Purchase commitments

All purchase commitments are in the normal course of business and comprise the following:

€'000	Dec. 31, 2003	**Dec. 31, 2002**
Raw material and supplies	136,226	127,617
Fixed assets	6,932	6,699
	[illegible]	**134,316**

Litigation

In March 2000 the company now named Grohe Water Technology AG & Co. KG was converted from a stock company named Friedrich Grohe AG to a limited partnership, named Friedrich Grohe AG & Co. KG. A number of minority shareholders subsequently challenged this conversion by filing claims with German courts. In particular, the claimants seek the removal of the entry of the limited partnership from the commercial register and the nullification of the resolution to convert. In addition, one minority shareholder seeks the invalidation of the year 2000 financial statements of Grohe Water Technology. The plaintiffs were unsuccessful in the proceedings for removal of the entry of the limited partnership in the court of last instance. Some of these plaintiffs have nevertheless instituted proceedings with the German Federal Constitutional Court, claiming that the decision by the court of last instance breached their constitutional rights. These proceedings are still pending. All further proceedings have been suspended until the German Federal Constitutional Court has made a decision. To date, all court decisions on the merits of these claims have been in favor of Grohe Water Technology and the Company believes that the chance of the claimants to succeed in any of the aforementioned proceedings is remote.

Minority shareholders who opposed the shareholder resolution to convert Friedrich Grohe AG into a limited partnership were entitled to sell their shares to the company pursuant to a mandatory cash settlement offer. Some minority shareholders have requested that the amount of the cash settlement offer, which was € 330.20 per former share with a nominal value of DM 50 (€ 25.56), be examined in an arbitration procedure provided for by law. The court may determine a higher cash settlement in the course of the arbitration procedure. At the current stage of the arbitration proceedings, it appears likely that a higher cash settlement amount may be set which – according to a statement by an expert appointed by the court – could reach an amount of € 511.28 per former share with a nominal value of DM 50. Any higher cash settlement determined by the court would apply to 50,195 former shares with a nominal value of DM 50 of minority shareholders of Friedrich Grohe AG who objected to the resolution authorizing the conversion of Friedrich Grohe AG from a stock corporation into a limited partnership. In case the court determines a higher cash settlement amount, the corresponding payment would lead to an increase in the acquisition costs for the above-mentioned shares of Friedrich Grohe AG.

Other legal disputes are pending in the normal course of business. The Company's management is of the opinion that these proceedings will not have any substantial effect on the financial position or operating results or cash flow of the Company. Legal costs are expensed as incurred.

Environmental matters

In Germany and other jurisdictions where GROHE does business, the Company is subject to strict environmental laws and regulations. Violators of these and other laws and regulations can be subject to substantial criminal and civil penalties, and temporary or permanent plant closures. In 2000, GROHE completed environmental assessments for each of its production facilities. These assessments, which included investigations into soil and groundwater quality, revealed contamination at six of the Company's current or former properties. Subsequent to the environmental assessments in 2000, GROHE has taken remedial actions and conducted further evaluations of environmental remediation issues in 2001 and 2002, and, as a result, by the end of 2002, had reduced the contamination to the extent required at two sites. In addition, GROHE sold one site in 2002, and, as a condition to the sale, the purchaser assumed the costs for any further needed remediation measures related to the site. Although the purchaser has assumed the remediation obligations as a condition to the sale, under German law, the environmental authorities still have the ability to assert claims against the Company with respect to this site. At the remaining three sites, the necessary remedial actions have been agreed upon with the respective environmental authorities and are already initiated or in preparation. The Company believes that the remediation activities already undertaken significantly reduced identified environmental risks. GROHE establishes reserves for environmental risks when a loss is probable and reasonably estimable in accordance with SOP 96-1, "Environmental Remediation Liabilities". Probable remediation costs provided for in the financial statements amount to € 24 and € 100 at December 31, 2003 and 2002, respectively.

However, the Company is not in a position to estimate total maximum possible remediation costs as of the date of this report due to factors beyond the Company's control such as changes in environmental laws, uncertainties surrounding the nature and application of environmental regulations, and the discovery of previously unidentified contamination.

Operating leases

Future minimum lease payments under the terms of noncancelable operating leases for automobile fleet leases, IT equipment and other factory and office equipment as well as for real estate in effect at December 31, 2003 are as follows:

€'000	
2004	5,630
2005	3,724
2006	1,579
2007	883
2008	634
Thereafter	4,725
Total minimum rental payments	[illegible]

Operating lease terms generally range from 3 to 60 months for automobile fleet leases, IT equipment, and other factory and office equipment. Remaining lease terms for real estate as of December 31, 2003 are 13 years for land and buildings and up to 89 years for hereditary leases of land.

Total rental expenses for all operating leases were € 8,205, € 7,802 and € 6,988 for the years ended December 31, 2003, 2002 and 2001, respectively.

Financial guarantees
As is customary in the industry, GROHE sells its products against bills of exchange to some customers. A bill of exchange provides legal evidence of the debt and orders the drawee, who can be the customer or, on its behalf, a financial institution, to pay a specified amount against the bill of exchange at maturity. If GROHE endorses these bills of exchange to a bank, the Company receives its value in cash after deduction of discount. Should the drawee default upon maturity of the bill of exchange, GROHE is liable for the debt. At December 31, 2003 and 2002 the maximum possible recourse against GROHE upon default of the drawee on these transactions amounted to € 5,074 and € 4,300, respectively.

17. RELATED PARTY TRANSACTIONS

The 19 BC Funds limited partnerships, if calculated together own 38.1% of Grohe Aktiengesellschaft as of December 31, 2003. BC Partners Limited is the advisor to the 19 BC Funds limited partnerships. In the year ended December 31, 2003 the Company incurred certain expenses on behalf of BC Funds in the amount of € 1,044 that will be reimbursed in 2004. This amount is included in other current assets.

Funds advised by BC Partners Limited collectively are the largest shareholders of Sanitec International AG, owning a direct and indirect interest of over 75% in Sanitec International AG. In addition, Dr. Rainer S. Simon, the chairman of the management board and chief executive officer of Sanitec International AG, was one of GROHE's managing directors until March 2002 and currently is a member of the supervisory board of the Company. Also, GROHE's chairman of the management board, Peter Körfer-Schün, is a member of the supervisory board of Sanitec Oy. In the years ended December 31, 2003, 2002 and 2001 GROHE sold to subsidiaries of Sanitec International AG various products for the approximate aggregate total amount of € 848, € 899 and € 815, respectively.

Dr. Udo Simmat is a member of the supervisory board of the Company and is also a partner of the law firm CMS Hasche Sigle, counsel to Grohe Aktiengesellschaft. In addition, CMS Hasche Sigle has represented, and continues to represent, BC Partners Limited, which is the advisor to the 19 BC Funds limited partnerships. For the years ended December 31, 2003, 2002 and 2001 the Company paid fees for advisory services to CMS Hasche Sigle in the amount of € 2,765, € 1,145 and € 1,007, respectively.

Mr. Jens Reidel is a member of the supervisory board of the Company and also a managing director of BC Partner GmbH Beteiligungsberatung, which provides advisory services to Grohe Water Technology, a subsidiary of Grohe Aktiengesellschaft, in connection with its intention to further grow the business through internal growth as well as acquisitions. BC Partner GmbH Beteiligungsberatung committed to a minimum amount of annual consulting services for which they receive a fixed fee of € 128 per full calendar year. The total amounts paid to BC Partner GmbH Beteiligungsberatung were € 134, € 128 and € 146 for the years ended December 31, 2003, 2002 and 2001, respectively.

Dr. Klaus Hövermann was a managing director of the Company until June 5, 2001. His spouse has a majority interest in a company delivering springs used in the manufacturing of various GROHE products for over 40 years. Average sales to the Company for the five years ending December 31, 2001 have been approximately € 281 per year. This represented less than one per cent of the Company's annual procurement.

Dr. Bernd Kortüm is a member of the supervisory board of the Company and also a managing director of Norddeutsche Vermögen Holding GmbH & Co., the parent company of Immobilienverwaltungsgesellschaft "Aqua-Carré Berlin" mbH & Co. KG. In March 2002 GROHE's subsidiary Grohe Water Technology and Immobilienverwaltungsgesellschaft "Aqua-Carré Berlin" mbH & Co. KG entered into a purchase contract under which GROHE sold one of its former production sites located in Berlin, Germany, for € 5,880 to Immobilienverwaltungsgesellschaft "Aqua-Carré Berlin" mbH & Co. KG. According to the purchase contract, the sale was consummated at the time the first installment on the purchase price was paid in June 2002. This installment amounted to € 1,960. The remaining purchase price of € 3,920 is due in two further installments of € 1,960 in March 2004 and March 2006, respectively. As the receivable from Immobilienverwaltungsgesellschaft "Aqua-Carré Berlin" mbH & Co. KG does not bear interest, interest has been imputed at a rate of 5% resulting in a net present value of € 3,648 at December 31, 2003.

13. FINANCIAL INSTRUMENTS

Accounting for derivative instruments and hedging activities
GROHE is exposed to risks from changes in interest rates due to its use of financial instruments such as bonds and long-term debt to banks. The Company's new senior credit facility bears interest at a variable rate. To reduce the risk of interest rate changes on the Company's cash flows, GROHE uses interest rate swaps, caps and a collar. With the swap agreements, the Company exchanged the short-term variable rate of the senior facility either for a long-term variable interest rate with a capped total interest or a fixed interest rate. The volume of the interest rate derivatives decreases with the amortization of the related senior debt until the last interest rate derivatives mature on July 21, 2008. Interest rate derivatives are not designated as accounting hedges of specific assets, liabilities, or firm commitments. Interest rate derivatives are marked to market and any resulting gain or loss is recognized in financial income from derivatives in the consolidated statements of operations.

GROHE conducts business on a worldwide basis in various international currencies. During the year ended December 31, 2003, the Company generated approximately 30% of its revenues in currencies other than the euro. Since production costs are mainly measured in euro the risk from foreign currency exposure is essentially related to sales and related accounts receivable denominated in foreign currencies. To mitigate the risks of foreign currency exchange rate fluctuations on the cash flows from foreign currency denominated sales and related accounts receivable, GROHE uses foreign currency forward contracts to sell received foreign currency amounts at a fixed euro to foreign currency exchange rate. This hedging policy has been established to enable management to plan future euro cash flows from sales and accounts receivable. Principal currencies hedged are US dollar, British pound, Japanese yen and Canadian dollar. The maximum length of time to hedge the exposure from forecasted sales is twelve months. The derivative contracts entered into by the Company may exceed this twelve months period by the expected collection period for the related accounts receivable. Depending upon the development of foreign currency exchange rates the Company may change this hedging policy in the future.

As of December 31, 2003 the maximum remaining maturity of foreign currency contracts used to hedge the exposure to the variability in cash flows from foreign currency forecasted transactions was 16 months.

Prior to January 1, 2003 the Company did not designate its foreign currency forward contracts as accounting hedges of specific assets, liabilities or forecasted sales transactions. Accordingly all gains and losses from changes in fair market value of these contracts were directly included in financial income from derivatives in the consolidated statements of operations. On January 1, 2003 the Company changed its designation for foreign currency derivative instruments used to hedge the foreign currency exposure on cash flows from expected sales and the related accounts receivable. These contracts were designated as accounting hedges as of January 1, 2003 or as of the date of inception if entered into after January 1, 2003. The effective portion of gains and losses on derivative instruments designated as cash flow hedges is reported as a component of other comprehensive income, net of tax, and reclassified to earnings in the same period in which the hedged forecasted transaction affects earnings. Amounts reclassified from accumulated other comprehensive income to earnings are included in the same financial statements line items as the hedged transactions in the consolidated statements of operations. Any ineffective portion of gains and losses on a derivative designated as a cash flow hedge is included in other income and expense, net, when the ineffectiveness occurs. In the year ended December 31, 2003 ineffective gains of € 1,698, before tax, were reclassified from accumulated other comprehensive income to earnings because it was probable that the originally forecasted transaction would not occur within the originally specified time. The Company expects that an amount of € 12,997, before tax, of deferred net derivative gains included in accumulated other comprehensive income as of December 31, 2003 will be reclassified to earnings within the next twelve months when the hedged forecasted foreign currency denominated transactions are recognized in the income statement.

Contracts existing at January 1, 2003 to economically hedge existing accounts receivable as of that date were not designated as accounting hedges. From time to time, GROHE may enter into foreign currency derivative contracts to hedge foreign currency accounts receivable or payable without designating these contracts as accounting hedges. Beginning January 1, 2003, gains and losses on foreign currency forwards not specifically designated as accounting hedges are included in other income (expense), net, in the consolidated statements of operations.

GROHE does not enter into any derivative contracts for trading or speculative purposes.

To minimize the risk of fluctuations in the market price of major raw material commodities, especially brass, Grohe may enter commodity purchase contracts over the counter with suppliers instead of closing commodity forward contracts.

Fair value of financial instruments
The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair value of the financial instruments held by the Company for which it is practicable to estimate fair value:

- The amounts reported in the consolidated balance sheets for cash and cash equivalents, trade receivables, accounts payable, accrued expenses and short-term debt approximate fair value based on the short-term maturity of these instruments.

- Receivables from sale of real property: The fair values of receivables from sale of real property with a maturity of more than twelve months are estimated by discounting future cash flows using interest rates currently available for debt with identical terms and remaining maturities.

- Bonds: The fair values of the bonds are based upon available quoted market prices.

- Long-term bank loans: The carrying amounts of variable interest bearing debt approximate fair value. Fair values of fixed interest rate bearing debt are estimated by discounting future cash flows using interest rates currently available for debt with identical terms and remaining maturities.

- Long-term debt to shareholders and related parties: Because these loans carry a rate of interest which is below market, interest has been imputed at an appropriate rate and the debt has been recorded at its fair value.

- Derivative financial instruments: The estimated fair values of interest rate and foreign currency derivative contracts represent the amounts to enter into similar contracts for the remaining maturity of the contracts. Fair values of interest rate and foreign currency derivatives are estimated by obtaining quotes from financial institutions.

Considering the variability of value-determining drivers, the fair values presented may not be those the Company could realize under the current market conditions.

Fair values of financial instruments, which are not derivative financial instruments, approximate carrying amounts except as follows:

€'000	Dec. 31, 2003 Carrying amount	Dec. 31, 2003 Fair value	Dec. 31, 2002 Carrying amount	Dec. 31, 2002 Fair value
Assets				
Receivables from sale of real property	3,648	3,741	3,475	3,565
Liabilities				
Bonds	200,000	227,500	200,000	227,000
Long-term debt to banks with fixed interest rates	10,862	11,151	17,722	18,197

The receivable from the sale of real property to related parties (see Note 17) of nominally € 3,920 at December 31, 2003 and 2002, which results from the sale of one of the Company's former production sites, is due in two installments of € 1,960 in March 2004 and March 2006, respectively. As the receivable does not bear interest, interest has been imputed at a rate of 5% resulting in a net carrying amount of € 3,648 at December 31, 2003.

The following table sets out the notional amount of the Company's currency and interest rate derivatives and the respective fair values. Notional amounts are used to calculate the contractual cash flows to be exchanged under the contract. GROHE entered into all derivative contracts at zero cost.

€'000	Dec. 31, 2003 Nominal amount	Dec. 31, 2003 Fair value	Dec. 31, 2002 Nominal amount	Dec. 31, 2002 Fair value
Foreign currency contracts	124,062	16,768	165,460	15,485
Interest rate contracts	482,745	(10,318)	347,167	(7,144)

The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments. Counterparties to the Company's financial instruments generally represent major financial institutions. The Company believes that the overall credit risk related to derivatives is insignificant.

19. BUSINESS SEGMENTS

GROHE mainly produces sanitary fittings, including electronic and hydraulic faucets, showers and shower systems, flushing valves, safety and self-closing faucets as well as flushing cisterns and water management systems primarily for private and also for public/commercial use. Most of these products are sold worldwide. Due to the different dynamics across the geographic areas, the business is managed by the chief operating decision maker on the basis of a segmentation into the following individual geographical regions:

- Germany and direct exports. This segment comprises GROHE's activities in Germany and direct exports through German subsidiaries to foreign customers mainly in eastern Europe and the Middle East.

- European subsidiaries. This segment covers operations in the most important European markets outside Germany in which the GROHE Group is represented by foreign subsidiaries.

- Overseas subsidiaries. This segment comprises GROHE's activities outside Europe where the Company has subsidiaries.

- Holding. This segment contains holding and managing companies.

The Company's management reporting and controlling systems are generally based upon group accounting principles, which are within the scope of German GAAP. GROHE measures the performance of its operating segments through "EBIT" according to German GAAP. Earnings before interest and taxes (EBIT) is defined as income (loss) before income taxes, minority interests and extraordinary items adjusted for interest. EBIT reported for the segments does not represent actual earnings for the operating segments, as margins included in transfer prices on products sourced from production plants in Germany are included in EBIT of the segment "Germany and direct exports". The transfer prices between the segments are generally based on standard production costs plus a reasonable profit markup. Margins generated in Germany for intercompany sales to other segments are not identified on segment level in the internal reporting system. It would therefore be impractical to provide such disclosure.

Revenues to third parties are allocated to the segments based on the location of the sales generating subsidiary; direct exports primarily to customers located in the Middle East and eastern Europe are made and reported for directly from Germany. Assets are defined as total assets according to the Group accounting standards; assets also include interests in associated companies. Assets are allocated according to the location of the respective legal entity. Debt as used in the management reporting is defined as total current and noncurrent liabilities less pension liabilities.

Segmental information for the year ended and as of December 31, 2003 is as follows:

Year ended December 31, 2003	Germany and direct exports € million	European subsidiaries € million	Overseas subsidiaries € million	Holding level € million	Elimination of inter-segment transactions € million	US GAAP adjustments € million	GROHE Group € million
Sales							
To third parties	346.4	380.3	162.4	0.0	0.0	(4.3)	884.8
To other segments	408.5	61.4	7.3	0.0	(477.2)	0.0	0.0
EBIT	108.3	41.2	23.9	(95.6)	(28.1)	41.9	91.6
Of which:							
Depreciation of tangible assets	27.0	4.8	2.3	1.1	0.0	0.0	35.2
Amortization of goodwill and other intangibles	5.8	0.1	0.5	65.1	0.0	(47.2)	24.3
Noncash items other than depreciation and amortization expense	7.4	(0.9)	(0.5)	9.9	0.0	5.3	21.2
Income from equity method investees	0.4	0.0	0.0	0.0	0.0	0.0	0.4
Interest income	3.3	0.5	0.3	1.3	(2.3)	0.0	3.1
Interest expense	12.4	0.4	0.4	53.2	(2.3)	7.0	71.1
Assets	453.1	189.3	92.2	605.3	(181.7)	157.7	1,315.9
Investments in equity method investees	1.1	0.0	0.0	0.0	0.0	0.0	1.1
Capital expenditures	36.5	4.2	1.7	0.0	(0.1)	0.2	42.5
Debt	330.8	128.7	39.6	641.8	(66.5)	(3.8)	1,070.6

Segmental information for the year ended and as of December 31, 2002 is as follows:

Year ended December 31, 2002	Germany and direct exports € million	European subsidiaries € million	Overseas subsidiaries € million	Holding level € million	Elimination of inter-segment transactions € million	US GAAP adjustments € million	[illegible]
Sales							
To third parties	349.5	370.6	181.6	0.0	0.0	(3.4)	898.3
To other segments	395.4	41.2	5.8	0.0	(442.4)	0.0	0.0
EBIT	102.0	31.8	29.3	(83.6)	(16.9)	55.5	118.1
Of which:							
Depreciation of tangible assets	28.5	5.3	2.0	12.4	0.0	(0.3)	47.9
Amortization of goodwill and other intangibles	4.1	0.1	0.1	65.9	0.0	(46.8)	23.4
Noncash items other than depreciation and amortization expense	9.3	0.4	0.2	0.0	0.0	(8.3)	1.6
Income from equity method investees	0.9	0.0	0.0	0.0	0.0	0.0	0.9
Interest income	3.3	0.3	0.1	1.2	(1.6)	0.0	3.3
Interest expense	12.5	0.5	0.6	51.8	(1.6)	6.6	70.4
Assets	449.1	131.3	95.7	665.8	(126.5)	107.5	1,322.9
Investments in equity method investees	1.5	0.0	0.0	0.0	0.0	0.0	1.5
Capital expenditures	37.8	3.0	4.0	0.0	0.0	0.0	44.8
Debt	307.2	84.4	38.4	697.4	(27.0)	(83.3)	1,017.1

Segmental information for the year ended and as of December 31, 2001 is as follows:

Year ended December 31, 2001	Germany and direct exports € million	European subsidiaries € million	Overseas subsidiaries € million	Holding level € million	Elimination of inter-segment transactions € million	US GAAP adjustments € million	GROHE Group € million
Sales							
To third parties	354.3	357.2	167.3	0.0	0.0	2.0	880.8
To other segments	359.2	40.8	4.2	0.0	(404.2)	0.0	0.0
EBIT	90.7	27.2	23.8	(90.1)	(8.2)	(1.5)	41.9
Of which:							
Depreciation of tangible assets	27.2	5.2	2.5	17.7	0.0	1.5	54.1
Amortization of goodwill and other intangibles	3.0	0.2	0.1	66.3	0.0	(11.1)	58.5
Noncash items other than depreciation and amortization expense	8.2	0.2	0.6	0.4	0.0	11.1	20.5
Income from equity method investees	*0.2*	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*	*0.2*
Interest income	2.5	0.4	0.2	1.6	(1.3)	0.0	3.4
Interest expense	16.6	0.4	0.7	57.6	(1.3)	6.3	80.3
Capital expenditures	27.5	3.6	4.8	0.0	0.0	0.8	36.7

A reconciliation of consolidated segments' earnings before interest and taxes to group's consolidated income (loss) before taxes and minority interests is as follows:

€'000	Year ended Dec. 31, 2003	Year ended Dec. 31, 2002	Year ended Dec. 31, 2001
Earnings before interest and income taxes according to German GAAP	[illegible]	**62,636**	**43,370**
Adjustments from German GAAP to US GAAP			
Debt issuance cost	13,660	3,193	2,374
Business combinations	47,769	47,644	12,799
Derivative financial instruments and foreign currency translation	(18,359)	9,016	(17,164)
Cost of computer software and other intangible assets	(270)	(493)	(96)
Provisions and contingencies	693	687	(187)
Special reserves under German GAAP	(481)	(1,547)	(980)
Pension and other personnel related accruals	(517)	(1,525)	1,726
Other	(575)	(1,469)	101
Earnings before interest, income taxes and minority interests according to US GAAP	[illegible]	**118,142**	**41,943**
Interest income (expense), net (US GAAP)	(68,002)	(67,083)	(76,961)
Income (loss) before income taxes and minority interests according to US GAAP	[illegible]	**51,059**	**(35,018)**

A reconciliation of consolidated segments' revenues to group's consolidated revenues is as follows:

€'000	Year ended Dec. 31, 2003	Year ended Dec. 31, 2002	Year ended Dec. 31, 2001
Total revenues according to German GAAP	[illegible]	**901,750**	**878,868**
Adjustments from German GAAP to US GAAP			
Derivative financial instruments	(4,300)	(3,488)	1,913
Total revenues according to US GAAP	[illegible]	**898,262**	**880,781**

A reconciliation of consolidated segments' assets to consolidated total assets is as follows:

€'000	[illegible]	Dec. 31, 2002
Total assets according to German GAAP	[illegible]	**1,215,427**
Adjustments from German GAAP to US GAAP		
Debt issuance cost	10,092	7,056
Business combinations	126,034	78,265
Derivative financial instruments and foreign currency translation	18,891	14,189
Costs of computer software and other intangibles	730	1,000
Provisions and contingencies	(2,518)	(2,503)
Special reserves under German GAAP	(6,035)	(5,378)
Pension and personnel related accruals	17,559	16,936
Leasing	493	1,131
Other	(7,526)	(3,226)
Total assets according to US GAAP	[illegible]	**1,322,897**

On account of the largely homogeneous product range, product-based divisional organization and divisional accounting do not exist except for sales information by product groups; instead, almost the entire sales range is marketed under the brand GROHE. Under this brand name the Company sells the product groups GROHE Designer Faucets and Accessories, GROHE Bathroom and Special Fittings, GROHE Kitchen Faucets, GROHE Showers and Shower Systems and GROHE SanitarySystems. The strategic product groups focus on the management of the product development and innovation processes as well as the management of the product life cycle and supplement the Company's functional organizational structure.

Revenues from external customers for each group of similar products according to US GAAP are as follows:

€'000	Year ended Dec. 31, 2003	Year ended Dec. 31, 2002	Year ended Dec. 31, 2001
GROHE Designer Faucets and Accessories	82,259	78,505	66,487
GROHE Bathroom and Special Fittings	382,895	385,215	393,420
GROHE Kitchen Faucets	107,932	110,000	104,272
GROHE Showers and Shower Systems	142,609	143,968	132,979
GROHE SanitarySystems	87,682	88,205	88,657
Specialty brands	44,289	50,374	54,810
Other	37,090	41,995	40,156
	884,756	**898,262**	**880,781**

In the year 2003 we partially changed the allocation of products to the various product groups and also renamed the product groups. Prior year data has been restated accordingly.

Sales by regions are as follows:

€'000	Year ended Dec. 31, 2003	Year ended Dec. 31, 2002	Year ended Dec. 31, 2001
Germany	215,352	225,939	245,382
Europe without Germany	449,892	433,047	410,615
North America	116,115	126,762	114,128
Far East	45,293	54,195	52,370
Rest of world	58,104	58,319	58,286
Overseas	**219,512**	**239,276**	**224,784**
	884,756	**898,262**	**880,781**

Direct exports included in the segment Germany have been allocated to the various regional markets. During the periods reported, there were no sales in which a single customer achieved a sales volume of more than 10% of total sales.

EBITDA RECONCILIATION

A reconciliation between adjusted consolidated EBITDA and net income (loss) as reported in the consolidated financial statements for the years ended December 31, 2003, 2002 and 2001 is as follows:

€ million	Year ended Dec. 31, 2003	Year ended Dec. 31, 2002	Year ended Dec. 31, 2001
Net income (loss) as reported in the consolidated statement of operations	(18,932)	23,551	(30,113)
Income from equity method investees not received as a cash distribution	0	(540)	0
Income tax expense	41,601	26,332	(5,828)
Interest expense as reported in the consolidated statement of operations	71,126	70,407	80,328
Depreciation of fixed assets	34,188	36,046	36,309
Depreciation on property, plant and equipment from fair value step up	1,022	11,826	17,769
Amortization of software	4,896	4,020	3,372
Amortization of goodwill	0	0	35,758
Amortization of tradename	19,371	19,341	19,341
Noncash charges	1,474	4,639	765
Adjustment related to derivatives*	15,045	(16,119)	13,800
Costs related to the refinancing of long-term debt to related parties and shareholders	14,843	0	0
Adjusted consolidated EBITDA	**184,634**	**179,503**	**171,501**

* *We adjust consolidated EBITDA to consider income resulting from our derivative financial instruments in EBITDA when realized.*

GROUP STRUCTURE

Grohe Aktiengesellschaft
Hemer

Grohe Beteiligungs AG & Co. KG
Hemer

Grohe Water Technology
AG & Co. KG
Hemer

DAL GmbH & Co. KG
Porta Westfalica

GROHEDAL Sanitärsysteme
GmbH & Co. KG
Porta Westfalica

ACERO Vertriebs GmbH
Ludwigsfelde

Eggemann Armaturenfabrik
GmbH & Co. KG
Iserlohn

AQUA Butzke GmbH
Ludwigsfelde

Carl Sonnemann GmbH
Iserlohn

Herzer GmbH & Co. KG
Berlin

Kurt Bange GmbH
Berlin

Herzer Verwaltungs
gesellschaft m.b.H.
Berlin

Grohe International GmbH
Hemer

Grohe S.A.R.L.
Issy-les-Moulineaux, France

Grohe Nederland B.V.
Zoetermeer, the Netherlands

Grohe S.p.A.
Cernusco, Italy

Grohe España, S.A.
Barcelona, Spain

Grohe N.V.
Winksele, Belgium

Grohe Gesellschaft m.b.H.
Vienna, Austria

Grohe Hungary Kft.
Budaörs, Hungary

Grohe UK Ltd.
Barking, United Kingdom

Grohe A/S
Vaerløse, Denmark

Grohe Switzerland SA
Wallisellen, Switzerland

Grohe Polska Sp.z o.o.
Warsaw, Poland

Grohe America Inc.
Bloomingdale, United States

Grohe Pacific Pte. Ltd.
Singapore

Grohe (Shanghai) Sanitary
Products Co. Ltd.
Shanghai, China

Grohe Japan K.K.
Tokyo, Japan

Grohe Canada Inc.
Mississauga, Canada

Tempress Ltd.
Mississauga, Canada

Grohe Deutschland
Vertriebs GmbH
Porta Westfalica

H.D. Eichelberg & Co. GmbH
Iserlohn

Grohe Verwaltungs GmbH
Hemer

Schmöle GmbH & Co.
Menden

Friedrich Grohe Portugal, Componentes
Sanitários Lda.
Albergaria-a-Velha, Portugal

Grohe Siam Ltd.
Klaeng District, Thailand

Grohe Marketing
(Cyprus) Ltd.
Nicosia, Cyprus

Grohe Ltd.
Istanbul, Turkey

Grohe Free Zones
Marketing Ltd.
Cairo, Egypt

SUPERVISORY BOARD

GROHE AKTIENGESELLSCHAFT

Dr. Hellmut K. Albrecht, chairman
(64), Munich, business consultant

Other offices:
- Pro beam AG & Co. KGaA (chairman of the supervisory board)
- Kerr Inc.

Gustel Stockmayer*, deputy Chairman
(60), Neuried, authorized agent and general manager of IG Metall Offenburg

Andrea Fiedler* (from July 24, 2003)
(38), Neuried, commercial employee

Cornelius Geber (until July 24, 2003)
(52), Hamburg, businessman

Other offices:
- Neopost S.A.
- Kiala S.A.
- Paul Günther Logistik AG
- Inconso AG (deputy chairman of the supervisory board)

Jürgen Humpert*
(61), Hemer, executive employee

Dr. Bernd Kortüm
(61), Hamburg, shipowner

Peter Kürschner*
(62), Altena, authorized agent and general manager of IG Metall Werdohl-Iserlohn

Other office:
- Stadtwerke Altena (deputy chairman of the supervisory board)

Dr. Hanns Ostmeier (until July 24, 2003)
(43), Hetlingen, business consultant

Other office:
- Sanitec International AG

Peter Paulokat*
(47), Hemer, released from duties to serve on the works council

Andreas Piloti*
(52), Kappel-Grafenhausen, technical employee

Jens Reidel
(52), Hamburg, business consultant

Other offices:
- KTM Group (chairman of the supervisory board)
- Sanitec Oy
- Sanitec International AG

Wilfried Schmidtmann* (until July 24, 2003)
(55), Iserlohn, commercial employee

Dr. Udo Simmat (from July 24, 2003)
(52), Leonberg, lawyer

Other office:
- Sanitec International AG

Dr. Rainer S. Simon
(54), Isernhagen, businessman

Other office:
- Keramag AG (chairman of the supervisory board)

Dr. Ulrich Wöhr (from July 24, 2003)
(70), Oberursel, business consultant

Other offices:
- ATKON AG (chairman of the supervisory board)
- Sanitec Oy
- Sanitec International AG

* *Employee representatives*

REPORT OF THE SUPERVISORY BOARD

GROHE AKTIENGESELLSCHAFT

The Supervisory Board of Grohe Aktiengesellschaft, which traded as Grohe Holding GmbH until the change was entered in the commercial register on October 6, 2003, was constituted by the members elected by the employees on July 22, 2003 and the members elected by the general meeting of shareholders on July 24, 2003. The members of the Supervisory Board are: Mr. Peter Paulokat, Mr. Andreas Piloti and Ms. Andrea Fiedler (employee representatives), Mr. Gustel Stockmayer and Mr. Peter Kürschner (union representatives), Mr. Jürgen Humpert (representative of the executive employees) and Dr. Hellmut K. Albrecht, Dr. Bernd Kortüm, Mr. Jens Reidel, Dr. Udo Simmat, Dr. Rainer S. Simon and Dr. Ulrich Wöhr (shareholder representatives).

At the constituent meeting of the Supervisory Board on July 24, 2003, Dr. Hellmut K. Albrecht was elected as the chairman and Mr. Gustel Stockmayer as the deputy chairman of the Company's Supervisory Board. At the same meeting, Mr. Peter Körfer-Schün (CEO), Dipl.-Betriebswirt, Mr. Michael Grimm, Dipl.-Kaufmann, Mr. Stephan M. Heck, lic. oec. publ., and Mr. Detlef Spigiel, Dipl.-Ingenieur, were appointed as members of the Management Board. Finally, the rules of internal procedure for the Management Board and Supervisory Board of Grohe Aktiengesellschaft were adopted at the constituent meeting of the Supervisory Board.

The Supervisory Board formed a personnel and executive committee and an audit committee as well as the committee to be established in accordance with § 27 (3) of the Codetermination Act 1976.

The Supervisory Board met three times and carefully monitored the management of Grohe Aktiengesellschaft in fiscal year 2003, exercising the functions incumbent upon it under the law and the articles of incorporation.

In addition to regular written reports on business development, the Management Board informed the Supervisory Board in detail about the situation of the Company and the GROHE Group. In fiscal year 2003, status reports on the international manufacturing strategy, the innovation center at the Company's headquarters, the group-wide implementation of SAP and the GROHE personnel development program were particularly important issues. In addition, the Supervisory Board was also informed about the market and business situation in all sales areas and all other important projects for the Company on an ongoing basis. The chairman of the Supervisory Board was regularly informed about significant business transactions by the Management Board's CEO.

The personnel and executive committee held its constituent meeting on July 24, 2003 and met another two times in fiscal year 2003. It was mainly concerned with Management Board affairs and the approval of external consulting services.

The audit committee also held its constituent meeting on July 24, 2003 and held a second meeting in fiscal year 2003. It dealt mainly with accounting and risk management issues, the required auditor independence and pre-approvals of services to be provided by the auditors and defined their audit engagement and priorities.

The committee formed in accordance with the Codetermination Act was not required to meet during the fiscal year.

The financial statements and consolidated financial statements as of December 31, 2003 and the group management report and management report of Grohe Aktiengesellschaft were audited by the auditors elected by the general meeting of shareholders, Ernst & Young AG, Wirtschaftsprüfungsgesellschaft, Eschborn/Frankfurt am Main. An unqualified opinion was expressed on each set of financial statements. The audit reports were issued to each member of the Supervisory Board.

The auditors informed the audit committee and the Supervisory Board at their first meetings in fiscal year 2004 about the content of the financial statements and consolidated financial statements for 2003 and answered all the questions of the Supervisory Board members.

The Supervisory Board reviewed the financial statements and the consolidated financial statements as of December 31, 2003, the group management report and the management report as well as the Management Board's proposal for the appropriation of Grohe Aktiengesellschaft's retained earnings for 2003. The Supervisory Board concurred with the result of the audit performed by the auditors and had no objections to raise on the basis of its own review. The financial statements and consolidated financial statements of Grohe Aktiengesellschaft as of December 31, 2003 were approved by the Supervisory Board at its meeting on April 16, 2004. The financial statements of Grohe Aktiengesellschaft as of December 31, 2003 were thus ratified. The Supervisory Board also agreed with management's assessment of the Company's further development.

The Supervisory Board would like to thank the management and employees of the GROHE Group for their personal dedication and performance during fiscal year 2003.

Hemer, April 2004

The Supervisory Board

Dr. Hellmut K. Albrecht
Chairman of the Supervisory Board of Grohe Aktiengesellschaft

IMPRINT

Publisher
Grohe Aktiengesellschaft
Hauptstrasse 137
58675 Hemer
Germany

Concept, Text and Design
Impacct Communication GmbH
Hamburg, Germany

Printers
W. Zertani, Druckerei und Verlag
Bremen, Germany

GLOSSARY

ARTICULATION Plaza … GROHE showroom at the Stilwerk Düsseldorf

ARTICULATION … Holistic, all-encompassing range for creative bathroom design

Cause and effect diagram … Method for localizing the various factors that influence the production process

CIP … Continuous improvement process, method of implementing potential for improvement with the involvement of all employees

e-procurement … Using IT and communications technology to support the procurement process electronically

FMEA … Failure mode and effect analysis, method used to identify potential errors and their effect on products and processes

GDP … Gross domestic product

GISUS (at GROHE) … Information system environmental protection that manages aspects such as legal regulations, environmental objectives and programs

GLOCAL … Marketing strategy for brand management between the head office and field organization
GLOBAL – brand management, corporate design and layout
LOCAL – copy, visuals and tag lines

GPS … GROHE Potential System, an in-house management development program for high potentials

GROHE BEST (at GROHE) … Integrated production system for optimizing processes and simultaneously improving working conditions

GROHE Water Technology … A brand strategy based on one-stop expertise for sanitary products and systems

IMS (at GROHE) … International Manufacturing Strategy

ISH … International Trade Fair for Building and Energy Technology and The Bathroom Experience, which takes place every two years in Frankfurt am Main

Kanban … Japanese for "card". Method of controlling material flow in production using only the required quantity at the right place and time

Key/lock principle … Method used to avoid errors in production by ruling out errors from the outset through the design of facilities, machines and products

O.E.E. … Office equipment efficiency, ratio made up of quality figures, loss of output and idle times (e.g. change-over, repairs)

One piece flow … Production method in which parts/products are passed on one piece at a time to avoid waste and buffers

PDCA cycle … Plan – do – check – act, an aid to fast and systematic solution of problems

PMC (at Grohe) … Production management center

Production-oriented layout … In a production-oriented layout, all machines used to manufacture a product are set up close together; all work stations and areas needed to complete the job are on site

Pull principle … Production method in which all customer orders are only passed on when requested by the next process

Q 2000+ (at Grohe) … A quality promotion program which aims to lower non-conformance costs in production and customer complaint costs

R&D … Research and development

SMED … Single minute exchange of dies, method used to reduce change-over times. The aim is to complete change-over in less than 10 minutes

Strategic product group … GROHE product management and business activities in relation to the various ranges

Tag line … The unique quality of each range

Total cost management … Company-wide approach to cost control, reduction and avoidance along the entire value-added chain

TPM … Total productive maintenance, method for improving machine availability through preventive maintenance at defined intervals

"U" layout … Special design of work stations in a "U" layout for improved work flow and minimization of waiting time

5S … Structured method for maintaining order and cleanliness in the workplace

5x why … Problem solution technique used to identify the cause of problems through multiple queries

7 kinds of waste … The most frequent areas in need of improvement in production

Grohe Aktiengesellschaft
Hauptstrasse 137
58675 Hemer
Germany

Investor Relations
Dr. Ulrike Heuser-Greipl
Phone ++49 (23 72) 93-1446
Fax ++49 (23 72) 93-1313
u.heuser-greipl@grohe.de

Public Relations
Dr. Bernd Buhmann
Phone ++49 (23 72) 93-2421
Fax ++49 (23 72) 93-2431
b.buhmann@grohe.de

Internet
www.grohe.com
www.grohe.de